PROSPECTUS
                            [WILMINGTON TRUST LOGO]

                                OFFER TO EXCHANGE
                   $250,000,000 AGGREGATE PRINCIPAL AMOUNT OF
                       4.875% SUBORDINATED NOTES DUE 2013,
        WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, FOR
             $250,000,000 AGGREGATE PRINCIPAL AMOUNT OF OUTSTANDING
                       4.875% SUBORDINATED NOTES DUE 2013

         The exchange offer will expire at 5:00 p.m., New York City time, on September 12, 2003, unless extended.

         We are offering to exchange an aggregate principal amount of up to $250,000,000 of 4.875% Subordinated Notes due 2013, which have been registered under the Securities Act of 1933, for a like amount of our outstanding $250,000,000 of 4.875% Subordinated Notes due 2013. When we refer to "exchange notes," we are referring to the 4.875% Subordinated Notes due 2013 offered by this prospectus, and when we refer to "outstanding notes," we are referring to the outstanding 4.875% Subordinated Notes due 2013.

         The terms of the exchange notes are substantially identical to the terms of the outstanding notes, except for transfer restrictions, registration rights and interest step-up provisions relating to the outstanding notes. There is no existing market for the notes to be issued, and we do not intend to apply for their listing on any securities exchange. We will not receive any proceeds from the exchange offer.

         You may withdraw your tender at any time prior to the expiration date of the exchange offer.

         The notes are not deposits or obligations of any bank or savings association and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

         SEE "RISK FACTORS" ON PAGES 10 TO 13 FOR A DISCUSSION OF THE RISKS THAT YOU SHOULD CONSIDER BEFORE TENDERING YOUR OUTSTANDING NOTES FOR EXCHANGE.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

August 1, 2003

         You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of exchange notes in any state in which the offer is not permitted. You should not assume that the information contained in this prospectus or incorporated by reference herein is accurate as of any date other than the date on the front of this prospectus or the date of the documents incorporated by reference.

                                TABLE OF CONTENTS

                                                                          Page

SUMMARY......................................................................1
SELECTED FINANCIAL DATA......................................................6
RECONCILIATION OF NON-GAAP FINANCIAL INFORMATION.............................8
RISK FACTORS................................................................10
RATIO OF EARNINGS TO FIXED CHARGES..........................................14
USE OF PROCEEDS.............................................................14
CAPITALIZATION..............................................................15
SUPERVISION AND REGULATION..................................................16
DESCRIPTION OF EXCHANGE OFFER...............................................21
DESCRIPTION OF EXCHANGE NOTES...............................................30
REGISTRATION RIGHTS.........................................................36
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. HOLDERS.............40
PLAN OF DISTRIBUTION........................................................43
LEGAL MATTERS...............................................................44
EXPERTS.....................................................................44
WHERE YOU CAN FIND MORE INFORMATION.........................................44
INCORPORATION BY REFERENCE..................................................44

         THIS PROSPECTUS INCORPORATES IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT US THAT IS NOT INCLUDED IN OR DELIVERED WITH THIS PROSPECTUS. THIS INFORMATION IS AVAILABLE WITHOUT CHARGE UPON WRITTEN OR ORAL REQUEST FROM WILMINGTON TRUST CORPORATION, RODNEY SQUARE NORTH, 1100 NORTH MARKET STREET, WILMINGTON, DELAWARE 19890-0001, ATTENTION: GERARD A. CHAMBERLAIN, (302) 651-1268, EMAIL: GCHAMBERLAIN@WILMINGTONTRUST.COM. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY SEPTEMBER 7, 2003.

         As used in this prospectus, unless expressly stated otherwise or unless the context otherwise requires, all references to "Wilmington Trust Corporation," "we," "our," "us" and all similar references are to Wilmington Trust Corporation and our consolidated subsidiaries.

                           FORWARD-LOOKING STATEMENTS

         From time to time in this prospectus and the documents incorporated by reference in it, as well as in other written reports or oral statements, we discuss our expectations regarding future performance. For example, portions of the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the Annual Report on Form 10-K and the Quarterly Report on Form 10-Q incorporated by reference in this prospectus contain various "forward-looking statements," within the meaning of
Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. These include statements relating to our possible or assumed future results of operations, business or earnings outlook, and those preceded by, followed by or that include the words "will," "believe,"

"expect," "anticipate," "intend," "plan," "estimate" or similar expressions. For those statements, we claim the protection of the safe harbor contained in the Private Securities Litigation Reform Act of 1995.

         Forward-looking statements are based on our management's knowledge and belief as of the date of this prospectus and include information concerning our possible or assumed future financial condition and our results of operations, business and earnings outlook. These forward-looking statements are subject to risks and uncertainties. A number of factors, many beyond our ability to control or predict, could cause future results to differ, even materially, from those contemplated by these forward-looking statements. These factors include (1) changes in national or regional economic conditions, (2) changes in interest rates, (3) significant changes in banking laws or regulations, (4) increased competition in our markets, (5) higher-than-expected credit losses, (6) the effect of acquisitions and integration of acquired businesses, (7) unanticipated changes in regulatory, judicial or legislative tax treatment of business transactions and (8) economic uncertainty created by increasing unrest in other parts of the world. Weakness or a further decline in capital or consumer spending could affect our performance adversely in a number of ways, including decreased demand for our products and services and increased credit losses. Likewise, changes in deposit interest rates, among other things, could slow our rate of growth or put pressure on current deposit levels. Forward-looking statements speak only as of the date they are made, and we do not undertake to update any forward-looking statements to reflect circumstances or events that occur after the date the statements are made, or to update earnings guidance, including the factors that influence earnings.

                                     SUMMARY

         This summary does not contain all of the information that may be important to your investment decision. You should read the entire prospectus and the documents incorporated by reference herein before deciding to invest in the exchange notes.

         We are a bank and thrift holding company, and a financial holding company under the Bank Holding Company Act. Our banking subsidiaries are Wilmington Trust Company, a Delaware-chartered bank and trust company ("WTC"), Wilmington Trust of Pennsylvania, a Pennsylvania-chartered bank and trust company ("WTPA"), and Wilmington Trust FSB, a Federal savings bank with banking offices in Maryland and Florida ("WTFSB") (WTC, WTPA and WTFSB are sometimes collectively called the "Banks"). WTC is the largest full-service bank headquartered in Delaware and one of the nation's largest personal trust companies. At March 31, 2003, WTC had over $22.5 billion in assets under management. Subsidiaries of WTC engage in the distribution of mutual funds WTC sponsors, investment advising, the sale of securities and insurance and related activities. At March 31, 2003, we had over $8.2 billion of total assets, including approximately $6 billion of loans. At the same date, we were well-capitalized, with $696.4 million of qualifying capital for risk-based capital purposes, representing 10.20% of our risk-weighted assets, and $485.6 million of "Tier 1" capital, representing 7.11% of risk-weighted assets and 6.15% of average assets during the first quarter of 2003.

         For 2002, we reported net income of $133.2 million, or $2.01 per diluted share, a 6% increase over the $125.2 million, or $1.90 per diluted share, reported for 2001. The improvement in earnings was attributable to growth in both of the major components of our income. Net interest income increased 7% to $276.5 million, an increase of $17.7 million over the $258.8 million reported for 2001. Noninterest revenues increased 15% to $262.2 million, an increase of $34.2 million over the $228.0 million reported for 2001. For the first quarter of 2003, we reported net income of $29.4 million, or $.44 per diluted share, an 8.5% decrease from the $32.1 million, or $.48 per diluted share, reported for the first quarter of 2002. The decrease in earnings was attributable to declines in the net interest margin, volatility and declines in the equity markets and a drop in the contribution from our asset manager affiliates. Net interest income increased 4.8% to $68.3 million, an increase of $3.1 million over the $65.2 million reported for the first quarter of 2002. Noninterest revenues decreased 5.4% to $61.2 million, a decrease of $3.5 million from the $64.7 million reported for the first quarter of 2002.

         During 2002, we increased our reserve for loan losses from $80.8 million (1.47% of loans outstanding) to $85.2 million (1.41% of loans outstanding) while our unallocated loan loss reserve declined from $6.3 million to $6.1 million. The total dollar amount of loans past due 90 days or more, nonaccruing loans and restructured loans increased from $51.9 million to $54.8 million, but decreased as a percentage of total loans from .95% to .91%. At December 31, 2002, our loans past due 90 days or more, nonaccruing loans and restructured loans represented 64.4% of loan loss reserves, compared to 64.3% at the end of 2001. The reserve for loan losses at March 31, 2003 was $86.0 million, or 1.43% of loans outstanding at period-end, while our unallocated loan loss reserve remained at $6.1 million. At March 31, 2003, loans past due 90 days or more totaled $8.3 million, which was $4.2 million, or 33.6%, lower than at December 31, 2002. The total dollar amount of loans past due 90 days or more, nonaccruing loans and restructured loans increased from $41.3 million at March 31, 2002 to $72.9 million at March 31, 2003, increasing as a percentage of total loans from .74% to 1.21%. At March 31, 2003, our loans past due 90 days or more, nonaccruing loans and restructured loans represented 84.8% of loan loss reserves, compared to 50.5% at March 31, 2002.

         We are a legal entity separate and distinct from the Banks and our nonbanking subsidiaries (together with the Banks, the "Affiliates"). Accordingly, our right, and thus the right of our creditors and stockholders, to participate in any distribution of the assets or earnings of any Affiliate is subject to the prior claims of creditors of the Affiliate, except to the extent that claims in our capacity as a creditor may be recognized. The principal sources of our revenues historically have been dividends from the Affiliates. See "Business -- Regulation -- Dividend Limitations" in our Form 10-K for the year ended December 31, 2002 for a discussion of restrictions on the payment of dividends by the Banks and us.

         WTC was organized under Delaware law in 1903. We were incorporated under Delaware law in 1985. Our executive offices are located at Rodney Square North, 1100 North Market Street, Wilmington, Delaware 19890 and our telephone number is (302) 651-1000.

                               THE EXCHANGE OFFER

         On April 4, 2003, we completed the private placement of $250,000,000 aggregate principal amount of 4.875% Subordinated Notes due 2013 in a transaction exempt from the registration requirements of the Securities Act. Simultaneously with that transaction, we entered into a registration rights agreement with the initial purchasers of the outstanding notes, in which we agreed to deliver this prospectus to you and to complete this exchange offer for the outstanding notes. The following is a summary of the exchange offer.

Terms of the Offer....................................       We are offering to exchange a like amount of exchange
                                                             notes for the outstanding notes, in denominations of
                                                             $1,000 in principal amount and integral multiples of
                                                             that amount.  In order to be exchanged, an outstanding
                                                             note must be properly tendered and accepted.  As of the
                                                             date of this prospectus, there are $250,000,000
                                                             principal amount of outstanding notes outstanding.  We
                                                             will issue exchange notes promptly after the expiration
                                                             of the exchange offer.

Expiration Date.......................................       The exchange offer expires at 5:00 p.m., New York City
                                                             time, on September 12, 2003, unless extended in our sole
                                                             discretion.

Procedures for Tendering..............................       Letters of transmittal and certificates representing
                                                             outstanding notes should not be sent to us.  Those
                                                             documents should only be sent to the exchange agent.
                                                             Questions regarding how to tender and requests for
                                                             information should be directed to the exchange agent.
                                                             See "The Exchange Offer--Exchange Agent."

Acceptance of Outstanding Notes for Exchange;                Subject to the conditions stated in "The Exchange
Issuance of Exchange Notes............................       Offer--Conditions to the Exchange Offer," we will
                                                             accept for exchange any and all outstanding notes that
                                                             are properly tendered in the exchange offer and not
                                                             withdrawn before the expiration date. The exchange
                                                             notes will be delivered promptly after the expiration
                                                             date.

Withdrawal Rights.....................................       You may withdraw your tender at any time prior to the
                                                             expiration date of the exchange offer.

United States Federal Income Tax Consequences.........       Your exchange of outstanding notes for exchange notes
                                                             to be issued in the exchange offer will not result in
                                                             any gain or loss to you for United States federal
                                                             income tax purposes.  See "Certain U.S. Federal Income
                                                             Tax Considerations for U.S. Holders."

Resales of Exchange Notes.............................       Based on interpretations by the staff of the SEC, as
                                                             detailed in a series of no-action letters issued to

                                                             third parties, we believe that exchange notes will
                                                             generally be freely transferable without further
                                                             registration under the Securities Act, if:

                                                             -    you acquire the exchange notes in the ordinary
                                                                  course of your business;

                                                             -    you have no arrangement or understanding with any
                                                                  person to participate in the distribution (within
                                                                  the meaning of the Securities Act) of the
                                                                  exchange notes;

                                                             -    you are not an "affiliate" of Wilmington Trust
                                                                  Corporation (as defined in Rule 405 of the
                                                                  Securities Act);

                                                             -    you are not a broker-dealer and you are not
                                                                  engaged in, and do not intend to engage in, the
                                                                  distribution of the exchange notes;

                                                             -    you are a broker-dealer, you receive exchange
                                                                  notes for your own account in exchange for
                                                                  outstanding notes that were acquired as a result
                                                                  of market-making activities or other trading
                                                                  activities and you deliver a prospectus in
                                                                  connection with any resale of these exchange
                                                                  notes; and

                                                             -    you are not acting on behalf of any person who
                                                                  could not truthfully make the foregoing
                                                                  representations.

                                                             Each broker-dealer that receives exchange notes for
                                                             its own account in exchange for outstanding notes,
                                                             where such outstanding notes were acquired by such
                                                             broker-dealer as a result of market-making activities
                                                             or other trading activities, must acknowledge that it
                                                             will deliver a prospectus in connection with any
                                                             resale of such exchange notes. See "Plan of
                                                             Distribution."

Exchange Agent........................................       Wells Fargo Bank Minnesota, National Association is
                                                             serving as the exchange agent in connection with the
                                                             exchange offer. The address and telephone and
                                                             facsimile numbers of the exchange agent are listed
                                                             under the heading "The Exchange Offer -- Exchange
                                                             Agent."

Use of Proceeds.......................................       We will not receive any proceeds from the issuance of
                                                             exchange notes in the exchange offer.

                               THE EXCHANGE NOTES

         The terms of the exchange notes and the outstanding notes are identical in all material respects, except that:

         - the exchange notes will have been registered under the Securities Act;

         - the exchange notes will not contain transfer restrictions or registration rights that relate to the outstanding notes; and

         - the exchange notes will not contain provisions relating to the payment of special interest to the holders of the outstanding notes under the circumstances related to the registration of the outstanding notes and the timing of the exchange offer.

                  The following is a brief description of the material terms of the exchange notes.

Issuer...............................................   Wilmington Trust Corporation.

Securities Offered...................................   Up to $250,000,000 aggregate principal amount of 4.875%
                                                        subordinated notes due 2013, which have been registered
                                                        under the Securities Act.

Maturity.............................................   April 15, 2013.

Interest.............................................   We will pay interest on the exchange notes at the rate of
                                                        4.875% per year payable in cash on April 15 and October 15 of each year, beginning on October 15, 2003.

Ranking..............................................   The exchange notes will be Wilmington Trust Corporation's
                                                        unsecured subordinated obligations and will rank equally
                                                        with all of our other unsecured subordinated indebtedness.
                                                        The exchange notes will be subordinated to our senior
                                                        indebtedness and general obligations.  The exchange notes
                                                        also will be effectively subordinated to all of our secured indebtedness to the extent of the assets securing that
                                                        indebtedness and all indebtedness and other liabilities,
                                                        including trade payables, of our subsidiaries.

Redemption...........................................   The exchange notes will not be redeemable prior to maturity.

Indenture............................................   We will issue the exchange notes under the same indenture
                                                        dated as of May 4, 1998 with Norwest Bank Minnesota,
                                                        National Association (now Wells Fargo Bank Minnesota,
                                                        National Association), as trustee, under which the
                                                        outstanding notes were issued.  The indenture, among other things, restricts our ability to sell all or substantially all of our assets or merge or consolidate with or into other entities without satisfying certain conditions.  See
                                                        "Description of Notes."

                             SELECTED FINANCIAL DATA

         The following table presents selected consolidated historical and other financial data about us and our consolidated subsidiaries. That data should be read in conjunction with, and is qualified in its entirety by, the more detailed information, Management's Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements and notes thereto in the reports we have filed with the SEC described under the caption "Where You Can Find More Information" and "Incorporation by Reference." The selected consolidated balance sheet data as of December 31, 2002 and 2001 and the consolidated statement of operations data for the years then ended are derived from our consolidated financial statements incorporated in this prospectus by reference, which financial statements have been audited by KPMG LLP, independent auditors. The selected consolidated statement of operations data presented below for the year ended December 31, 2000 is derived from our consolidated financial statements incorporated in this prospectus by reference, which financial statements have been audited by Ernst & Young LLP, independent auditors. The selected consolidated balance sheet data as of December 31, 2000, 1999 and 1998 and the consolidated statement of operations data presented below for each of the years ended December 31, 1999 and 1998 are derived from our financial statements not included herein which have been audited by Ernst & Young LLP, independent auditors. The selected consolidated balance sheet data and consolidated statement of operations data presented below for the quarters ended March 31, 2003 and 2002 are derived from our consolidated financial statements incorporated in this prospectus by reference, which are unaudited.


                                                   AS OF OR FOR THE THREE                    AS OF OR FOR THE YEAR ENDED
                                                   MONTHS ENDED MARCH 31,                           DECEMBER 31,
                                                   ----------------------                           ------------
       IN THOUSANDS, EXCEPT PER SHARE DATA            2003      2002        2002        2001        2000        1999        1998
                                                      ----      ----        ----        ----        ----        ----        ----
STATEMENT OF OPERATIONS DATA:
Interest income..................................   $92,788   $96,268     $392,871    $468,798    $530,454    $462,176    $456,939
Interest expense.................................    24,493    31,090      116,341     209,985     275,315     216,263     219,242
Net interest income..............................    68,295    65,178      276,530     258,813     255,139     245,913     237,697
Provision for loan losses........................    (4,935)   (5,295)     (22,013)    (19,850)    (21,900)    (17,500)    (20,000)
Noninterest income...............................    61,163    64,671      262,159     228,003     216,210     191,453     183,917
Noninterest expense..............................    79,633    75,280      309,892     276,917     264,682     258,204     230,066
Income before income taxes, minority interest and
  cumulative effect of change in accounting
  principle......................................    44,890    49,274      206,784     190,049     184,767     161,662     171,548
Income tax expense...............................    15,287    17,119       73,002      66,009      63,828      54,365      57,223
Net income before minority interest and
  cumulative effect of change in accounting
  principle......................................    29,603    32,155      133,782     124,040     120,939     107,297     114,325
Minority interest................................       226        59          625          --          --          --          --
Net income before cumulative effect of change in
  accounting principle...........................    29,377    32,096      133,157     124,040     120,939     107,297     114,325
Cumulative effect of change in accounting
  principle (net of taxes of $584)...............        --        --           --       1,130          --          --          --
Net income.......................................   $29,377   $32,096     $133,157    $125,170    $120,939    $107,297    $114,325
                                                    =======   =======     ========    ========    ========    ========    ========
PER SHARE DATA:
  Net income per share, basic....................   $ 0.45    $ 0.49      $ 2.03       $ 1.92     $  1.87     $  1.63     $  1.71
  Net income per share, diluted..................   $ 0.44    $ 0.48      $ 2.01       $ 1.90     $  1.85     $  1.61     $  1.67
  Cash dividends declared........................   $ 0.255   $ 0.240     $ 1.005      $ 0.945    $  0.885    $  0.825    $  0.765
  Book value per share...........................   $11.49    $10.67      $11.30       $10.44     $  9.14     $  7.70     $  8.19
  Weighted average shares outstanding used to
    compute income per share, basic..............   65,692    65,619      65,617        65,147      64,610      65,826      66,974
  Weighted average shares outstanding used to
    compute income per share, diluted............   66,174    66,510      66,301        65,942      65,360      66,766      68,550

                                              AS OF OR FOR THE THREE     AS OF OR FOR THE YEAR
                                              MONTHS ENDED MARCH 31,       ENDED DECEMBER 31,
                                              ----------------------     ----------------------
   IN THOUSANDS, EXCEPT PER SHARE DATA         2003         2002          2002         2001
                                               ----         ----          ----         ----
BALANCE SHEET DATA -- AT PERIOD END:
  Assets .................................. $ 8,267,994   $ 7,420,487   $ 8,131,275   $ 7,518,462
  Deposits ................................   6,577,059     5,418,956     6,337,093     5,590,785
  Loans, net of unearned income ...........   6,008,174     5,537,807     6,025,104     5,487,959
  Investment securities available for
    sale, investment securities held
    to maturity and federal funds
    sold and securities purchased
    under agreements to resell ............   1,548,581     1,258,863     1,348,718     1,386,299
  Interest-earning assets .................   7,556,755     6,796,670     7,373,822     6,874,258
  Shareholders' equity ....................     754,806       700,496       741,269       682,530
BALANCE SHEET DATA - AVERAGE BALANCE:
Assets .................................... $ 8,159,248   $ 7,375,762   $ 7,661,035   $ 7,229,234
Deposits ..................................   6,312,869     5,407,200     5,827,652     5,263,167
Loans .....................................   5,977,647     5,464,481     5,691,252     5,235,297
Securities ................................   1,485,631     1,260,674     1,323,602     1,370,523
Interest-earning assets ...................   7,463,278     6,725,155     7,014,854     6,605,820
Shareholders' equity ......................     746,504       695,071       719,630       640,786
ASSET QUALITY:
Nonaccrual loans .......................... $    64,642   $    33,932   $    42,352   $    38,016
Other real estate owned ...................       3,934           504         3,118           398
                                            -----------   -----------   -----------   -----------

Total nonaccrual loans and other real
    estate owned .......................... $    68,576   $    34,436   $    45,470   $    38,414
                                            ===========   ===========   ===========   ===========
ASSETS UNDER MANAGEMENT:
Wilmington Trust Corporation .............. $22,558,923   $24,226,627   $21,724,138   $23,829,165
Cramer Rosenthal McGlynn, LLC .............   3,167,677     5,052,419     3,509,647     4,643,329
Roxbury Capital Management, LLC ...........   3,163,121     6,886,160     3,722,400     7,697,921
                                            -----------   -----------   -----------   -----------
Total assets under management ............. $28,889,721   $36,165,206   $28,956,185   $36,170,415
                                            ===========   ===========   ===========   ===========

PERFORMANCE RATIOS:
Return on average assets ..................        1.46%         1.76%         1.74%         1.73%
Return on average stockholders' equity ....       15.96         18.73         18.50         19.53
Net interest spread .......................        3.55          3.63          3.74          3.41
Net interest margin .......................        3.75          3.97          4.02          4.02
Average shareholders' equity to average
    assets ................................        9.15          9.42          9.39          8.86
Dividend payout ratio, per share (basic) ..       56.67         48.98         49.51         49.22
Efficiency ratio ..........................       60.92         57.40         56.99         56.12

ASSET QUALITY RATIOS:
Nonaccrual loans to total loans ...........        1.08          0.61          0.70          0.69
Nonaccrual loans and other real estate
    owned to total loans ..................        1.14          0.62          0.75          0.70
Reserve to total loans ....................        1.43          1.48          1.41          1.47
Reserve to nonaccrual loans ...............        1.33          2.41          2.01          2.13
Net (chargeoffs) recoveries to average
    loans .................................        0.07          0.08          0.31          0.30





                                              AS OF OR FOR THE YEAR ENDED
                                                     DECEMBER 31,
                                                     ------------
   IN THOUSANDS, EXCEPT PER SHARE DATA         2000         1999         1998
                                               ----         ----         ----
BALANCE SHEET DATA -- AT PERIOD END:
  Assets ..................................   $ 7,321,616   $ 7,201,944   $ 6,300,565
  Deposits ................................     5,286,016     5,369,484     4,536,763
  Loans, net of unearned income ...........     5,188,409     4,820,079     4,319,633
  Investment securities available for
    sale, investment securities held
    to maturity and federal funds
    sold and securities purchased
    under agreements to resell ............     1,510,978     1,847,259     1,456,152
  Interest-earning assets .................     6,699,387     6,667,338     5,775,785
  Shareholders' equity ....................       591,900       498,231       546,209
BALANCE SHEET DATA - AVERAGE BALANCE:
Assets ....................................   $ 7,208,720   $ 6,689,065   $ 6,252,439
Deposits ..................................     5,271,051     4,766,376     4,427,329
Loans .....................................     5,053,079     4,530,423     4,156,398
Securities ................................     1,596,540     1,625,875     1,640,676
Interest-earning assets ...................     6,649,919     6,156,298     5,797,074
Shareholders' equity ......................       531,471       531,592       526,742
ASSET QUALITY:
Nonaccrual loans ..........................   $    40,161   $    29,184   $    30,598
Other real estate owned ...................           717           576         1,532
                                              -----------   -----------   -----------

Total nonaccrual loans and other real
    estate owned ..........................   $    40,878   $    29,760   $    32,130
                                              ===========   ===========   ===========
ASSETS UNDER MANAGEMENT:
Wilmington Trust Corporation ..............   $27,944,405   $25,529,653   $22,770,205
Cramer Rosenthal McGlynn, LLC .............     3,495,283     3,203,522     4,318,510
Roxbury Capital Management, LLC ...........    11,717,045    11,155,392     6,030,239
                                              -----------   -----------   -----------
Total assets under management .............   $43,206,733   $39,888,567   $33,118,954
                                              ===========   ===========   ===========

PERFORMANCE RATIOS:
Return on average assets ..................          1.68%         1.60%         1.83%
Return on average stockholders' equity ....         22.76         20.18         21.70
Net interest spread .......................          3.20          3.47          3.56
Net interest margin .......................          3.92          4.11          4.26
Average shareholders' equity to average
    assets ................................          7.37          7.95          8.42
Dividend payout ratio, per share (basic) ..         47.33         50.61         44.74
Efficiency ratio ..........................         55.30         57.99         53.51

ASSET QUALITY RATIOS:
Nonaccrual loans to total loans ...........          0.77          0.61          0.71
Nonaccrual loans and other real estate
    owned to total loans ..................          0.79          0.62          0.74
Reserve to total loans ....................          1.48          1.60          1.66
Reserve to nonaccrual loans ...............          1.91          2.64          2.35
Net (chargeoffs) recoveries to average
    loans .................................          0.44          0.28          0.29

                RECONCILIATION OF NON-GAAP FINANCIAL INFORMATION

         Our Form 10-K for 2002, by incorporating by reference certain portions of our Annual Report to Shareholders for 2002, includes certain "non-GAAP" financial measures. These include references to operating revenues and the net profit margin, which utilizes operating revenues within its calculation.

         Management believes that by having a revenue stream that is balanced between net interest income and fee income, the Corporation will be better positioned to weather economic cycles. Management measures this balance using a ratio of fee income as a percentage of operating revenues. Operating revenues includes net interest income before the loan loss provision and total fee income. Total fee income differs from total noninterest income in that it excludes amortization expense related to goodwill and other intangible assets from affiliate asset manager acquisitions and securities gains and losses. As a result of these adjustments, operating revenues, as defined by management, do not equal the sum of net interest and noninterest income as reported in the consolidated income statements. Operating revenue, therefore, is deemed to be a non-GAAP performance measure.

         Management believes that securities transactions are discretionary and not reflective of day-to-day business activity. In addition, management believes that netting affiliate manager amortization against fee income masks the true growth of affiliate manager fees in relation to other sources of revenue. Accordingly, management believes that, in certain circumstances, its discussion of operating revenues and total fees provides a more meaningful measurement of its ongoing revenue.

         The GAAP equivalent of operating revenue discussed on pages 19 and 27 of our Annual Report to Shareholders for 2002 is contained on the "net interest and noninterest income" line of the table below.

         The net profit margin referred to on page 11 of our Annual Report to Shareholders for 2002 measures operating revenue as a percentage of net income. The corresponding GAAP measurement is net income as a percentage of net interest and noninterest income. The comparative results of that calculation also are reflected in the table below.



        (IN MILLIONS)               2002     2001     2000     1999     1998     1997     1996     1995     1994     1993     1992
                                  --------------------------------------------------------------------------------------------------
 Net interest income............      $277     $259     $255     $246     $238     $230     $214     $197     $184     $175     $165
 Fee income
     Advisory fees..............       207      185      173      155      132      115       98       88       83       78       77
     Service charges............        30       27       25       24       22       21       19       17       17       16       15
     Other noninterest income...        24       22       26       18       26       22       20       20       16       19       16
                                  --------------------------------------------------------------------------------------------------
     Total fee income...........      $261     $235     $224     $196     $181     $158     $137     $125     $115     $113     $108
                                  --------------------------------------------------------------------------------------------------
 Total operating revenue........       538      493      479      442      418      388      351      323      300      288      273
                                  --------------------------------------------------------------------------------------------------
 Amortization of affiliate
 goodwill and other
 intangibles....................       (1)      (8)      (7)      (6)      (4)        0        0        0        0        0        0
 Securities gains / (losses)....         2        2      (0)        1        7        0        1        2      (2)        0        2
                                  --------------------------------------------------------------------------------------------------
 Net interest and
 noninterest income, before
 loan loss provision............      539      487      471      437      422      388      352      325      297      289      275
 Provision for loan losses......      (22)     (20)     (22)     (18)     (20)     (22)     (16)     (12)      (5)     (10)     (13)
                                  --------------------------------------------------------------------------------------------------
 Net interest and
 noninterest income.............      517      467      449      420      402      366      336      313      293      279      262
                                  ==================================================================================================

        (IN MILLIONS)               2002     2001     2000     1999     1998     1997     1996     1995     1994     1993     1992
                                  --------------------------------------------------------------------------------------------------

 Total fee income...............      $261     $235     $224     $196     $181     $158     $137     $125     $115     $113     $108
 Amortization of affiliate
 goodwill and other
 intangibles....................       (1)      (8)      (7)      (6)      (4)        0        0        0        0        0        0

 Securities gains / (losses)..       2        2        0        1        7        0        1        2      (2)        0        2
                              --------------------------------------------------------------------------------------------------
 Total noninterest income.....    $262     $228     $216     $191     $184     $158     $138     $128     $113    $114      $110
                              --------------------------------------------------------------------------------------------------

 Fee income as a percentage
 of operating revenues........  48.59%   47.55%   46.76%   44.40%   43.20%   40.65%   39.02%   38.85%   38.47%   39.34%   39.53%

 Noninterest income as a
 percentage of net interest
 and noninterest income.......  50.74%   48.83%   48.11%   45.60%   45.79%   43.04%   41.09%   40.82%   38.61%   40.74%   42.01%


 NET PROFIT MARGIN:
 Net income...................    $133     $125     $121     $107     $114     $106    $  97    $  90    $  85    $  83    $  64
 Operating revenues...........    $538     $493     $479     $442     $418     $388    $ 351    $ 323    $ 300    $ 288    $ 273
 Non-GAAP net profit margin...  24.75%   25.36%   25.23%   24.26%   27.32%   27.36%   27.69%   27.90%   28.43%   28.71%   23.43%

 Net income...................    $133     $125     $121     $107     $114     $106    $  97    $  90    $  85    $  83    $  64
 Net interest and
 noninterest income...........    $517     $467     $449     $420     $402     $366    $ 336    $ 313    $ 293    $ 279    $ 262
 GAAP net profit margin.......  25.77%   26.80%   26.91%   25.56%   28.47%   28.97%   28.91%   28.79%   29.08%   29.66%   24.39%

                                  RISK FACTORS

         Before tendering outstanding notes in the exchange offer, you should carefully review the information contained elsewhere in this prospectus and should particularly consider the following discussion of the risks involved.

YOU MAY HAVE DIFFICULTY SELLING THE OUTSTANDING NOTES YOU DO NOT EXCHANGE.

         If you do not exchange your outstanding notes for exchange notes in the exchange offer, you will continue to be subject to the restrictions on transfer of your outstanding notes as described in the legend on the global security representing the outstanding notes. There are restrictions on transfer of your outstanding notes because we issued the outstanding notes under an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer or sell the outstanding notes if they are registered under the Securities Act and applicable state securities laws or offered and sold under an exemption from, or in a transaction not subject to, these requirements. We do not intend to register any outstanding notes not tendered in the exchange offer and, upon consummation of the exchange offer, you will not be entitled to any rights to have your untendered outstanding notes registered under the Securities Act. In addition, the trading market, if any, for the remaining outstanding notes will be adversely affected depending on the extent to which outstanding notes are tendered and accepted in the exchange offer.

YOU MAY HAVE DIFFICULTY SELLING THE EXCHANGE NOTES BECAUSE THERE IS NO EXISTING TRADING MARKET FOR THEM.

         The exchange notes are being offered to the holders of the outstanding notes, which were issued on April 4, 2003 to a small number of institutional investors. There is no existing trading market for the exchange notes. We do not intend to apply for listing or quotation of the exchange notes on any exchange and no one has informed us that they intend to make a market in the exchange notes. Consequently, we do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. As a result, the market price of the exchange notes could be adversely affected.

CERTAIN HOLDERS MAY NEED TO COMPLY WITH THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF THE SECURITIES ACT.

         Based on interpretations of the SEC staff, exchange notes issued pursuant to the exchange offer may be offered for resale, resold or otherwise transferred by their holders, other than any holder that is our "affiliate" within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided the holder acquired the exchange notes in the ordinary course of its business and has no arrangement or understanding regarding the distribution of the exchange notes to be acquired in the exchange offer. Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes cannot rely on the applicable interpretations of the SEC and must therefore comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

Any broker-dealer that exchanges its outstanding notes in the exchange offer for the purpose of participating in a distribution of the exchange notes or that resells exchange notes that were received by it for its own account in the exchange offer may be deemed to have received restricted notes and may be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction by that broker-dealer. Any profit on the resale of the exchange notes and any commission or concessions received by a broker-dealer may be deemed to be underwriting compensation under the Securities Act.

YOU MAY NOT RECEIVE EXCHANGE NOTES IN THE EXCHANGE OFFER IF THE EXCHANGE OFFER PROCEDURE IS NOT FOLLOWED.

         We will issue the exchange notes in exchange for your outstanding notes only if you tender the outstanding notes and deliver a properly completed and duly executed letter of transmittal and other required documents before expiration of the exchange offer. You should allow sufficient time to ensure timely delivery of the necessary documents. Neither the exchange agent nor we are under any duty to give notification of defects or irregularities with respect to the tenders of outstanding notes for exchange. If you are the beneficial holder of outstanding notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you wish to tender in the exchange offer, you should promptly contact that person and instruct it to tender on your behalf.

THE OUTSTANDING NOTES AND THE EXCHANGE NOTES ARE UNSECURED AND SUBORDINATED.

         The outstanding notes and the exchange notes are our general unsecured obligations. Because the outstanding notes and the exchange notes are unsecured, holders of the outstanding notes and the exchange notes do not have a lien on our assets. The outstanding notes and the exchange notes are subordinated to our existing and future general obligations (as defined herein) and senior indebtedness (as defined herein). In the event of a bankruptcy or similar proceeding involving us, our assets and the assets of our subsidiaries would be used to satisfy our general obligations and our senior indebtedness before any payments are made on the outstanding notes or the exchange notes. If any of our subsidiaries becomes insolvent, liquidates, reorganizes, dissolves or otherwise winds up, the assets of that subsidiary will be used first to satisfy the claims of its creditors, including its trade creditors. Consequently, claims of holders of the outstanding notes and the exchange notes will be effectively subordinated to all of our subsidiaries' liabilities. As of March 31, 2003, we had $36,427,165 in general obligations (including $927,165 of deferred directors' fees) and no senior indebtedness outstanding.

THERE IS NO LIMITATION ON THE AMOUNT OF INDEBTEDNESS THAT WE MAY INCUR.

         There is no limitation on the amount of indebtedness, including senior indebtedness to which the outstanding notes and the exchange notes would be subordinated, that we and our subsidiaries may incur in the future. Our incurrence of additional indebtedness could increase our vulnerability to economic downturns and competitive pressures, reduce the amount and availability of our cash flow, limit our flexibility and make it more difficult for us to satisfy our obligations to you under the outstanding notes and the exchange notes.

THERE ARE CERTAIN PRINCIPAL INTEREST RATE AND CREDIT RISKS ASSOCIATED WITH CONSUMER AND COMMERCIAL LENDING.

         A certain degree of credit risk is inherent in the Banks' various lending activities. The Banks offer fixed and adjustable interest rates on loans, with terms of up to 30 years. Although the majority of residential mortgage loans the Banks originate are fixed-rate, adjustable rate mortgage ("ARM") loans increase the responsiveness of the Banks' loan portfolios to changes in market interest rates. However, ARM loans generally carry lower initial interest rates than fixed-rate loans. Accordingly, they may be less profitable than fixed-rate loans during the initial interest rate period. In addition, since they are more responsive to changes in market interest rates than fixed-rate loans, ARM loans can increase the possibility of delinquencies in periods of high interest rates.

         The Banks also originate loans secured by mortgages on commercial real estate and multi-family residential real estate. Since these loans usually are larger than one-to-four family residential mortgage loans, they generally involve greater risks than one-to-four family residential mortgage loans. In addition, since customers' ability to repay those loans often is dependent on operating and managing those properties successfully, adverse conditions in the real estate market or the economy generally can impact repayment more severely than loans secured by one-to-four family residential properties. Moreover, the commercial real estate business is subject to downturns, overbuilding and local economic conditions.

         The Banks also make construction loans for residences and commercial buildings, as well as on unimproved property. While these loans also enable the Banks to increase the interest rate sensitivity of their loan portfolios and receive higher yields than those obtainable on permanent residential mortgage loans, the higher yields correspond to the higher risks perceived to be associated with construction lending. Those include risks associated generally with loans on the type of property securing the loan. Consistent with industry practice, the Banks sometimes fund the interest on a construction loan by including the interest as part of the total loan. Moreover, commercial construction lending often involves disbursing substantial funds with repayment dependent largely on the success of the ultimate project instead of the borrower's or guarantor's ability to repay. Again, adverse conditions in the real estate market or the economy generally can impact repayment more severely than loans secured by one-to-four family residential properties.

         In the event of slow economic conditions or deterioration in commercial and real estate markets, we would expect increased nonperforming assets, credit losses and provisions for loan losses.

A PORTION OF OUR INCOME IS SUBJECT TO MARKET VALUATION RISKS.

         A significant portion of the fee income we earn in our private client, corporate client and asset management businesses is based upon market valuations of securities we hold for clients. Accordingly, downturns in these valuations can adversely effect that fee income.

WE FACE INCREASING COMPETITION FOR DEPOSITS, LOANS AND ASSETS UNDER MANAGEMENT.

         The Banks compete for deposits, loans and assets under management. Many of the Banks' competitors are larger and have greater financial resources than the Banks. These disparities have been accelerated with increasing consolidation in the financial services industry. Savings banks, savings and loan associations and commercial banks located in the Banks' principal market areas historically have provided the most direct competition for deposits. Dealers in government securities, deposit brokers and credit card, direct and internet based financial institutions outside of the Banks' principal market areas also provide competition for deposits. Savings banks, savings and loan associations, commercial banks, mortgage banking companies, insurance companies and other institutional lenders provide the principal competition for loans. This competition can increase the rates the Banks pay to attract deposits and reduce the interest rates they can charge on loans, and impact the Banks' ability to retain existing customers and attract new customers.

         Banks, trust companies, investment advisers, mutual fund companies and insurance companies provide the Banks' principal competition for trust and asset management business.

WE ARE SUBJECT TO REGULATORY RESTRICTIONS.

         We and our subsidiaries are subject to a variety of regulatory restrictions in conducting business by federal and state authorities. These include restrictions imposed by the Bank Holding Company Act, the Federal Deposit Insurance Act, the Federal Reserve Act, the Home Owners' Loan Act and a variety of Federal and state consumer protection laws. See "Supervision and Regulation."

OUR CERTIFICATE OF INCORPORATION AND BYLAWS AND DELAWARE LAW INCLUDE CERTAIN ANTI-TAKEOVER PROVISIONS.

         In addition to the regulations described under "Supervision and Regulation" below, certain provisions of our certificate of incorporation, bylaws and Delaware's General Corporation Law could discourage potential acquisition proposals or delay or prevent a change in control of us. Those provisions include a classified Board of Directors, special provisions for notice to us for shareholders to nominate directors and our ability to issue up to 1 million shares of preferred stock and 150 million shares of common stock. These authorized but unissued shares provide us desirable flexibility for possible acquisitions and other corporate purposes, but could also delay or hinder an unsolicited acquisition of us.

                       RATIO OF EARNINGS TO FIXED CHARGES

         The following table describes our consolidated ratios of earnings to fixed charges for the periods indicated.

                                        FOR THE THREE MONTHS
                                           ENDED MARCH 31,                  FOR THE YEAR ENDED DECEMBER 31,
                                           ---------------                  -------------------------------
                                          2003        2002        2002       2001       2000      1999      1998
                                          ----        ----        ----       ----       ----      ----      ----
RATIO OF EARNINGS TO FIXED CHARGES:
   Excluding Interest on Deposits....     8.7x        6.8x        8.3x       4.3x       3.2x      3.4x      3.6x
   Including Interest on Deposits....     2.8x        2.6x        2.8x       1.9x       1.7x      1.7x      1.8x


         The ratio of earnings to fixed charges has been computed by dividing income before income taxes plus fixed charges by fixed charges. Fixed charges, excluding interest on deposits, consist of interest on indebtedness other than deposits and the portion of rental expense deemed representative of an interest factor. Fixed charges, including interest on deposits, consist of both of the foregoing items plus interest on deposits.

                                 USE OF PROCEEDS

         This exchange offer is intended to satisfy our obligations under a registration rights agreement we entered into with the initial purchasers of the outstanding notes. We will not receive proceeds from the issuance of the exchange notes we are offering. In consideration for issuing the exchange notes in exchange for outstanding notes as described in this prospectus, we will receive outstanding notes of like principal amount. The outstanding notes surrendered in exchange for the exchange notes will be retired and canceled. Accordingly, the issuance of the exchange notes will not result in any increase in our outstanding debt.

                                 CAPITALIZATION

         The following table sets forth our unaudited consolidated capitalization as of March 31, 2003, on an actual basis and "as adjusted" to give effect to the issuance and sale of the outstanding notes as if the offering occurred on March 31, 2003. You should read this summary in conjunction with the information included in "Selected Financial Data" and our consolidated financial statements and related notes contained in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 and incorporated by reference in this prospectus. See "Where You Can Find More Information."

                                                                                            MARCH 31, 2003
                                                                                      ----------------------------
                                                                                      ACTUAL           AS ADJUSTED
                                                                                      ------           -----------
                                                                                          (DOLLARS IN THOUSANDS)
LONG-TERM DEBT:
   Long-term borrowings(1).................................................          $  35,500         $   35,500
   6.625% subordinated notes due 2008......................................            125,000            125,000
   4.875% subordinated notes due 2013......................................                 --            250,000
                                                                                     ---------         ----------
     Total long-term debt..................................................          $ 160,500         $  410,500
                                                                                     =========         ==========

STOCKHOLDERS' EQUITY:
   Common stock, par value $1.00; authorized 150,000,000 shares;
     issued 78,528,346 shares..............................................          $  78,528            $78,528
   Additional paid-in capital..............................................             49,965             49,965
   Retained earnings.......................................................            896,827            896,827
   Accumulated other comprehensive income..................................             (1,837)            (1,837)
   Treasury stock, at cost; 12,823,691 shares..............................           (268,677)          (268,677)
                                                                                     ---------         ----------
     Total stockholders' equity............................................          $ 754,806         $  754,806
                                                                                     =========         ==========

Total long-term debt, capital securities and stockholders' equity..........          $ 915,306         $1,165,306
                                                                                     =========         ==========

CAPITAL RATIOS(2):
   Tier 1 capital ratio....................................................               7.11%              7.11%
   Risk-adjusted capital ratio.............................................              10.20%             11.92%
   Leverage capital ratio..................................................               6.15%              6.15%

------------------

(1)      Consists of advances from the Federal Home Loan Bank.

(2) Capital ratios shown in the "as adjusted" column assume that the estimated net proceeds of $246,580,000 from the sale of the outstanding notes are invested in short-term money market instruments.

                           SUPERVISION AND REGULATION

         Bank holding companies, banks and thrifts are extensively regulated under both federal and state law. Below is a summary description of the laws and regulations that most affect our operations and those of our subsidiaries. This description is qualified in its entirety by reference to the applicable laws and regulations.

GENERAL

         We are a bank holding company and a thrift holding company, as well as a financial holding company under the Bank Holding Company Act (the "BHCA"). The Banks are deposit-taking institutions whose deposits are insured by the Federal Deposit Insurance Corporation (the "FDIC"). Federal statutes that apply to us and/or the Banks include the BHCA, the Federal Reserve Act, the Federal Deposit Insurance Act and the Home Owners' Loan Act. We are regulated by the Delaware Department of Banking and the Federal Reserve Board (the "FRB"). Our Delaware bank subsidiary, WTC, is regulated by the Delaware Department of Banking and the FDIC; our Pennsylvania bank subsidiary, WTPA, is regulated by the Pennsylvania Department of Banking and the FRB; and our federal savings bank subsidiary with branches in Maryland and Florida, WTFSB, is regulated by the Office of Thrift Supervision (the "OTS"). In addition, certain other of our subsidiaries are regulated by federal and state authorities.

BHCA

         Under the BHCA and FRB regulations adopted under the BHCA, the FRB's approval is required before a bank holding company may acquire "control" of a bank or before any company may acquire "control" of a bank holding company. The BHCA defines "control" of a bank to include ownership or the power to vote 25% or more of any class of a bank's voting stock, the ability to otherwise control the election of a majority of a bank's directors or the power to exercise a controlling influence over a bank's management or policies. In addition, the FRB's prior approval is required for:

         - The acquisition by a bank holding company of ownership or control of more than five percent of the outstanding shares of any class of voting securities of a bank or a bank holding company;
         - The acquisition by a bank holding company, or any nonbanking subsidiary of a bank holding company, of all or substantially all of a bank's assets; or
         -        The merger or consolidation of bank holding companies.

         Accordingly, before obtaining "control" of us, a bank holding company or other company would need to obtain the FRB's prior approval. Since we are a savings and loan holding company, the entity also would need to obtain the OTS's approval.

         A bank holding company and its subsidiaries generally may not, with certain exceptions, engage in, acquire or control voting securities or assets of a company engaged in any activity other than (1) banking or managing or controlling banks and other subsidiaries that are engaged in activities authorized under the BHCA and (2) any activity the FRB determines to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. These include any incidental activities necessary to carry on those activities. The FRB has approved a lengthy list of activities permissible for bank holding companies and their non-banking subsidiaries. Those include:

         - Making, acquiring and servicing loans and other extensions of credit;
         -        Performing functions a trust company can perform;
         -        Acting as an investment or financial advisor;
         - Performing certain insurance agency and underwriting activities directly related to extensions of credit by the holding company or its subsidiaries and engaging in insurance agency activities in towns of 5,000 or less;
         - Performing appraisals of real estate and tangible and intangible personal property;
         - Acting as an intermediary for the financing of commercial and industrial income-producing real estate;
         -        Providing certain securities brokerage services;
         - Underwriting and dealing in government obligations and money market instruments; and
         -        Providing tax planning and preparation services.

         In addition, under the BHCA, a bank holding company that meets certain qualifications can elect to become a financial holding company. A financial holding company can engage in the activities permitted generally for bank holding companies, including the activities listed above, without obtaining the FRB's approval that would otherwise be required. A financial holding company also may engage in additional activities not otherwise permitted for a bank holding company, generally without obtaining the FRB's prior approval. These additional permitted activities include engaging in, acquiring or controlling a company engaged in securities underwriting and distribution, merchant banking, certain insurance agency, brokerage and underwriting activities and other activities the FRB determines are financial in nature, incidental to a financial activity or complementary to a financial activity and do not pose a substantial risk to the company's or the financial system's safety and soundness.

         To qualify to become a financial holding company, a bank holding company's subsidiary depository institutions must all be "well-managed" and "well-capitalized" and have at least a "satisfactory" rating under the Community Reinvestment Act (the "CRA"). In 2000, we became a financial holding company. Our status as a financial holding company should permit greater flexibility in the future growth of our fee businesses. If any of the Banks fails to meet applicable capital and management requirements, the FRB may impose any limitations or conditions it deems appropriate on the activities of us or any of our subsidiaries, and we could not commence any additional financial holding company activities without the FRB's approval. If the problem was not corrected within 180 days after notice from the FRB or such additional time as the FRB permits, we could be required to cease engaging in the financial holding company activity or divest ownership of one or more of the Banks.

INTERSTATE BANKING ACT

         Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Banking Act"), adequately capitalized and managed bank holding companies are permitted to acquire a bank in any state, subject to regulatory approval and certain limitations, and regardless of certain state law restrictions such as reciprocity requirements and regional compacts. States cannot "opt out" of these interstate acquisition provisions.

         In addition, under the Interstate Banking Act, banks located in different states are allowed to merge, subject to regulatory approval and certain limitations, as long as neither bank is headquartered in a state that "opted out" of those provisions.

         Under the Interstate Banking Act, states may permit out-of-state banks to establish new branches within their borders or acquire existing branches within their borders. Delaware exercised its authority under the Interstate Banking Act to allow mergers between Delaware banks and out-of-state banks, as well as the opening of new Delaware offices by the resulting institutions. However, Delaware did not permit out-of-state banks to establish new branches in Delaware or acquire Delaware branches of other institutions without merging with them.

SAFETY AND SOUNDNESS LIMITATIONS

         As a bank holding company, we are required to conduct our operations in a safe and sound manner. If the FRB believes an activity of a bank holding company or control of a nonbank subsidiary, other than a nonbank subsidiary of a bank, presents a serious risk to the financial safety, soundness or stability of a subsidiary bank of the bank holding company and is inconsistent with sound banking practices or the purposes of the BHCA or certain other federal banking statutes, the FRB may require the bank holding company to terminate the activity or the holding company's control of the subsidiary.

         Under Section 23B of the Federal Reserve Act, each of the Banks may engage in transactions with its affiliates only on an arms'-length basis. Under
Section 23A of the Federal Reserve Act, each of the Banks is subject to dollar amount and collateral requirements with respect to loans to its affiliates and asset purchases from its affiliates. For these purposes, we and the companies we control, including the Banks, are "affiliates" of the Banks. In addition to their restrictions on transactions with affiliates, the Federal Reserve Act and FRB regulations impose dollar amount, credit quality and other limitations on loans by the Banks to directors, officers and principal shareholders of the Banks and their subsidiaries and to related interests of those persons.

CAPITAL STANDARDS

         The FRB and the other federal banking agencies have adopted "risk-based" capital standards to assist in assessing the capital adequacy of bank holding companies and banks under those agencies' jurisdiction. Those risk-based capital standards include both a definition of capital and a framework for calculating "risk-weighted" assets. For this purpose, a bank's risk-weighted assets include both its assets and off-balance sheet items, such as loan commitments and standby letters of credit, and each asset and off-balance sheet item is assigned a risk weight. An institution's risk-based capital ratio is calculated by dividing its qualifying capital by its risk-weighted assets. At least one-half of risk-based capital must consist of Tier 1 capital (generally including common stockholders' equity, qualifying cumulative and noncumulative perpetual preferred stock and minority interests in consolidated subsidiaries). The FRB also adopted minimum leverage ratios of "Tier 1" capital to total assets. At March 31, 2003, we and the Banks were all well-capitalized, with capital levels in excess of applicable risk-based and leverage thresholds.

FDIC INSURANCE AND REGULATION

         The FDIC insures deposits in the Banks up to applicable limits. None of the Banks is currently required to pay premiums for FDIC insurance coverage.

         The FDIC and the other federal banking agencies may impose a variety of sanctions if we or one of the Banks does not operate in accordance with applicable laws, regulations, policies or directives. These include instituting cease-and-desist proceedings, assessing civil monetary penalties and removing officers. In addition, the FDIC has the authority to terminate deposit insurance coverage, after notice and hearing, if it determines that an insured deposit-taking institution is engaged in an unsafe or unsound practice that has not been corrected, is in an unsafe or unsound condition to continue operation, or has violated any law, regulation, rule or order of, or condition imposed by, the FDIC. We are not aware of any past or current practice, condition or violation that might lead to termination of the deposit insurance coverage of any of the Banks or any proceeding against us, any of the Banks or any of their respective directors, officers or staff members.

         The Federal Deposit Insurance Corporation Improvement Act of 1991 (the "Improvement Act") requires annual on-site examinations of insured depository institutions, and authorizes the appropriate federal banking agency to take prompt corrective action to resolve an institution's problems. The nature and extent of the corrective action depends primarily on the institution's capital level. While the Banks are all well-capitalized, if any of them became undercapitalized, remedies available to the appropriate federal banking agency would include:

         -        Requiring recapitalization or a capital restoration plan;
         -        Restricting transactions with affiliates;
         - Restricting interest rates, asset growth, activities and investments in subsidiaries; and
         - Ordering a new election of directors, dismissing directors or senior executive officers and requiring the employment of qualified senior executive officers.

         In any such event, we could be required to guarantee compliance with the Bank's capital restoration plan and provide assurance of performance under the plan.

DIVIDEND LIMITATIONS

         The FRB's policy generally is that banks and bank holding companies should not pay dividends unless the institution's prospective earnings retention rate is consistent with its capital needs, asset quality and overall financial condition. FRB policy also is that bank holding companies should be a source of managerial and financial strength to their subsidiary banks. Accordingly, the FRB believes that those subsidiary banks should not be compromised by a level of cash dividends that places undue pressure on their capital.

         The FDIC can prohibit a bank from paying dividends if it believes the dividend payment would constitute an unsafe or unsound practice. Federal law also prohibits dividend payments that would result in a bank failing to meet its applicable capital requirements. Delaware law restricts WTC from declaring dividends that would impair its stated capital.

         OTS regulations limit capital distributions by WTFSB. Under OTS regulations, WTFSB must give notice to the OTS at least 30 days before a proposed capital distribution and must file an application with the OTS if the proposed distribution plus prior distributions in the same calendar year would exceed the sum of (1) 100% of its net income to date during the calendar year plus (2) its retained net income for the preceding two years, of if the proposed distribution would not leave WTFSB at least adequately capitalized.

OTHER LAWS AND REGULATIONS

         The lending and deposit-taking activities of the Banks are subject to a variety of federal and state consumer protection laws, including:

         - The Truth-in-Lending Act (which principally mandates certain disclosures in connection with loans made for personal, family or household purposes and imposes substantive restrictions with respect to home equity lines of credit);
         - The Truth-in-Savings Act (which principally mandates certain disclosures in connection with deposit-taking activities);

         - The Equal Credit Opportunity Act (which prohibits discrimination in all aspects of credit-granting and requires notice of adverse action to persons denied credit);
         - The Fair Credit Reporting Act (which requires a lender to disclose the name and address of a credit bureau that has provided a report that resulted in a denial of credit and imposes requirements in connection with pre-screened offers of credit and the sharing of information with affiliates and third parties);
         - The Real Estate Settlement Procedures Act (which requires residential mortgage lenders to provide loan applicants with closing cost information and prohibits referral fees in connection with loans and other real estate settlement services);
         - The Electronic Funds Transfer Act (which requires certain disclosures in connection with electronic funds transactions); and
         - The Expedited Funds Availability Act (which requires that deposited funds be made available for withdrawal in accordance with a prescribed schedule that must be disclosed to customers).

         Under the CRA and the Fair Housing Act, depository institutions are prohibited from certain discriminatory practices that limit or withhold services to individuals residing in economically depressed areas. In addition, the CRA imposes certain affirmative obligations to provide lending and other financial services to those individuals. CRA performance is considered by all of the federal banking agencies in reviewing applications to relocate an office, merge, acquire a financial institution or establish new branch or deposit facilities.

         Federal legislation has permanently pre-empted all state usury laws on residential first mortgage loans made by insured depository institutions in any state that did not override that preemption. Although some states overrode that preemption, Delaware, Florida, Maryland and Pennsylvania did not. Accordingly, there is currently no limit on the interest rate the Banks can charge on such loans governed by the laws of those states. In addition, the usury limitations of the Banks' respective home states apply to all other loans the Banks offer nationwide. In today's interest rate environment, those usury laws do not materially affect the Banks' lending programs.

DELAWARE LAW

         The state of Delaware is generally regarded as a premier jurisdiction in the United States for corporate and trust matters. This reputation stems from the favorable legal and tax environment established by the Delaware legislature and the 200-year case law history of the state's Chancery Court system, which has jurisdiction over corporate and trust matters. In general, trusts governed by Delaware law can be administered more flexibly, more economically, for longer periods of time, with a greater degree of protection from creditors and with a greater degree of confidentiality than is available in many other states.

         More corporations are incorporated in Delaware than in any other state in the country. Many Fortune 500 companies are headquartered in Delaware, especially those in the pharmaceutical, life sciences, chemical and financial services industries. The presence of these companies and the favorable legal and tax environment historically have contributed to Wilmington Trust's and WTC's operating results.

         While in recent years several states, including Nevada and Alaska, have implemented advantageous legal and tax provisions similar to those available in Delaware, Delaware continues to provide a spectrum of advantages for corporate and trust matters that is widely regarded as unparalleled in any other state.

                          DESCRIPTION OF EXCHANGE OFFER

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

         In connection with the sale of the outstanding notes, we entered into a registration rights agreement with the initial purchasers of those notes, pursuant to which we agreed to file and to use our reasonable best efforts to cause to be declared effective by the SEC a registration statement with respect to the exchange of the outstanding notes for the exchange notes. See "Registration Rights." We are making this exchange offer to fulfill our contractual obligations under that agreement. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part.

         Pursuant to the exchange offer, we will issue the exchange notes in exchange for outstanding notes. The form and terms of the exchange notes are substantially the same as the form and terms of the outstanding notes, except that the exchange notes (1) will have been registered under the Securities Act and therefore will not be subject to the restrictions on transfer (and related legends) applicable to the outstanding notes and (2) will not contain registration rights or provide for any increase in the interest rate related to our failure to fulfill our obligations under the registration rights agreement to register the outstanding notes and complete the exchange offer. The exchange notes will evidence the same debt as the outstanding notes and will be issued under and entitled to the benefits of the same indenture under which the outstanding notes were issued. See "Description of the Exchange Notes" for more information on the terms of the exchange notes.

         We are not making the exchange offer to, and will not accept tenders for exchange from, holders of outstanding notes in any jurisdiction in which the exchange offer or the acceptance thereof would not be in compliance with the securities and blue sky laws of that jurisdiction. When we refer to a "holder" with respect to the exchange offer, unless the context otherwise requires, we refer to any person in whose name the outstanding notes are registered on our books, any other person who has obtained a properly completed bond power from the registered holder or any person whose outstanding notes are held of record by The Depository Trust Company ("DTC"), the book-entry transfer facility for the notes, who desires to deliver such outstanding notes by book-entry transfer at DTC.

         We make no recommendation to the holders of outstanding notes as to whether to tender or refrain from tendering all or any portion of their outstanding notes pursuant to the exchange offer. In addition, no one has been authorized to make any such recommendation. Holders of outstanding notes must make their own decision whether and what aggregate amount of outstanding notes to tender pursuant to the exchange offer, after reading this entire prospectus (including the section entitled "Risk Factors" and the documents incorporated by reference in this prospectus) and the letter of transmittal that has been filed as an exhibit to the registration statement of which this prospectus is a part. Holders are urged to consult their financial and tax advisors in making their own decision on what action to take.

TERMS OF THE EXCHANGE

         Upon the terms and conditions described in this prospectus and in the accompanying letter of transmittal, which together constitute the exchange offer, we will accept for exchange outstanding notes that are properly tendered and not withdrawn on or prior to the expiration date. As of the date of this prospectus, $250,000,000 aggregate principal amount of the outstanding notes is outstanding, all of which are registered in the name of Cede & Co., as nominee for DTC. This prospectus, together with the letter of transmittal, is first being sent on or about August 1, 2003, to all holders of outstanding notes known to us. There will be no fixed record date for determining registered holders of outstanding notes entitled to participate in the exchange offer. Outstanding notes tendered in the exchange offer must be in denominations of principal amount of $1,000 and any integral multiple of that amount.

         Our acceptance of a tender of outstanding notes by a tendering holder will form a binding agreement between the tendering holder and us upon the terms and subject to the conditions provided in this prospectus and in the accompanying letter of transmittal.

EXPIRATION, EXTENSION AND AMENDMENT

         The exchange offer will expire at 5:00 p.m., New York City Time, on September 12, 2003. However, we may, in our sole discretion, extend the period of time for which the exchange offer is open and set a later expiration date. The term "expiration date" as used in this prospectus means the latest time and date to which we extend the exchange offer. If we decide to extend the exchange offer period, we will then delay acceptance of any outstanding notes by giving oral or written notice of the extension to the exchange agent. During any extension period, all outstanding notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any outstanding notes not accepted for exchange will be returned to the tendering holder after the expiration or termination of the exchange offer.

         Our obligation to accept outstanding notes for exchange in the exchange offer is subject to the conditions described below under "--Conditions to the Exchange Offer." We may decide to waive any of those conditions in our discretion. Furthermore, we reserve the right to amend or terminate the exchange offer, and not to accept for exchange any outstanding notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified under that heading below. We will give oral or written notice of any extension, amendment, non-acceptance or termination to the exchange agent as promptly as practicable. If we change the terms of the exchange offer in a manner that we determine constitutes a material change, we will promptly disclose that amendment by means of a prospectus supplement that will be distributed to the registered holders of the outstanding notes. If the change is made less than five business days before the expiration date of the exchange offer, we will extend the offer so that holders will have at least five business days to tender. We will notify holders of any extension by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration date.

PROCEDURES FOR TENDERING

         Valid Tender

         Except as described below, a tendering holder must, prior to the expiration date, transmit to Wells Fargo Bank Minnesota, National Association, the exchange agent, at the address listed under the heading "--Exchange Agent":

         - a properly completed and duly executed letter of transmittal, including all other documents required by the letter of transmittal; or
         - if notes are tendered in accordance with the book-entry procedures listed below, an agent's message in lieu of the letter of transmittal.

                  In addition, either:

         - the exchange agent must receive outstanding notes along with the letter of transmittal; or
         - the exchange agent must receive, before expiration date of the exchange offer, a timely confirmation of book-entry transfer of the outstanding notes into the exchange agent's account at DTC according to the procedure for book-entry transfer described below; or
         - the holder must comply with the guaranteed delivery procedures described below.

         The term "agent's message" means a message, transmitted to the exchange agent's account at DTC and received by the exchange agent and forming a part of a book-entry confirmation, that states that DTC has received an express acknowledgment that the tendering holder agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against this holder.

         If the letter of transmittal is signed by a person other than the registered holder of outstanding notes, the outstanding notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder exactly as the name of the registered holder appears on the outstanding notes, and an "eligible institution" (as defined below) must guarantee the signature.

         If the letter of transmittal or any outstanding notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, those persons should so indicate when signing. Unless waived by us, proper evidence satisfactory to us of their authority to so act must be submitted.

         By tendering, each holder will represent to us that (1) the exchange notes are being acquired in the ordinary course of business of the person receiving the exchange notes, whether or not that person is the holder, (2) neither the holder nor the other person has any arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes, (3) the holder is not an "affiliate" (as defined in Rule 405 of the Securities Act) of Wilmington Trust Corporation or, if it is such an affiliate, that it understands and acknowledges that the exchange notes may not be offered for resale, resold or otherwise transferred by it without registration under, or an exemption from, the Securities Act, (4) the holder, if not a broker-dealer, is not engaged in and does not intend to engage in a distribution of the exchange notes, (5) the holder, if a broker-dealer, is receiving exchange notes for its own account in exchange for outstanding notes that were acquired as a result of market-making activities or other trading activities, and (6) the holder is not acting on behalf of any person who could not truthfully make the foregoing representations.

         Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such registered notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date and ending on the close of business 210 days after the expiration date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

         The method of delivery of outstanding notes, letters of transmittal and all other required documents is at your election and risk. If the delivery is by mail, we recommend that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. You should not send letters of transmittal or outstanding notes to us.

         If you are a beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and wish to tender, you should promptly instruct the registered holder to tender on your behalf. Any registered holder that is a participant in DTC's book-entry transfer facility system may make book-entry delivery of the outstanding notes by causing DTC to transfer the outstanding notes into the exchange agent's account.

         Signature Guarantees

         Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed, unless the outstanding notes surrendered for exchange are tendered:

         - by a registered holder of the outstanding notes who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal, or
         -        for the account of an "eligible institution."

         If signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, the guarantees must be by an "eligible institution." An "eligible institution" is a financial institution, including most banks, savings and loan associations and brokerage houses, that is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchanges Medallion Program.

         Book-Entry Transfer

         The exchange agent will make a request to establish an account for the outstanding notes at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution that is a participant in DTC's systems must make book-entry delivery of outstanding notes by causing DTC to transfer those outstanding notes into the exchange agent's account at DTC in accordance with DTC's procedure for transfer. The participant should transmit its acceptance to DTC at or prior to the expiration date or comply with the guaranteed delivery procedures described below. DTC will verify this acceptance, execute a book-entry transfer of the tendered outstanding notes into the exchange agent's account at DTC and then send to the exchange agent confirmation of this book-entry transfer. The confirmation of this book-entry transfer will include an agent's message confirming that DTC has received an express acknowledgment from the participant that the participant has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against that participant.

         Delivery of exchange notes issued in the exchange offer may be effected through book-entry transfer at DTC. However, the letter of transmittal or facsimile of it or an agent's message, with any required signature guarantees and any other required documents, must be transmitted to and received by the exchange agent at the address listed under "--Exchange Agent" at or prior to the expiration date. Holders of outstanding notes who are unable to deliver confirmation of the book-entry tender of their outstanding notes into the exchange agent's account at DTC or all documents required by the letter of transmittal to the exchange agent on or prior to the expiration date must tender their outstanding notes according to the guaranteed delivery procedures described below.

         Delivery of documents to DTC in accordance with DTC's procedures does not constitute delivery to the exchange agent.

         Guaranteed Delivery

         If a registered holder of outstanding notes desires to tender the outstanding notes, and the outstanding notes are not immediately available, or time will not permit the holder's outstanding notes or the letter of transmittal or other required documents to reach the exchange agent before the expiration date, or the procedure for book-entry transfer described above cannot be completed on a timely basis, a tender may nonetheless be made if:

         -        the tender is made through an eligible institution;
         - prior to the expiration date, the exchange agent received from an eligible institution a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided by us, by facsimile transmission, mail or hand delivery:
                  - stating the name and address of the holder of outstanding notes and the amount of outstanding notes tendered,
                  -   stating that the tender is being made, and
                  - guaranteeing that within three New York Stock Exchange trading days after the expiration date, the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and a properly completed and duly executed letter of transmittal, or an agent's message, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and
         - the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and a properly completed and duly executed letter of transmittal, or an agent's message, and all other documents required by the letter of transmittal, are received by the exchange agent within three New York Stock Exchange trading days after the expiration date.

DETERMINATION OF VALIDITY

         We will determine in our sole discretion all questions as to the validity, form and eligibility of outstanding notes tendered for exchange. This discretion extends to the determination of all questions concerning the timing of receipt, acceptance and withdrawal of tenders. These determinations will be final and binding. We reserve the right to reject any particular outstanding note not properly tendered or of which our acceptance might, in our judgment, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of the exchange offer as to any particular outstanding note either before or after the expiration date, including the right to waive the ineligibility of any tendering holder. Our interpretation of the terms and conditions of the exchange offer as to any particular outstanding note, either before or after the expiration date, including the letter of transmittal and the instructions to the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of outstanding notes must be cured within such time as we determine.

         Neither we, the exchange agent nor any other person will be under any duty to give notification of any defect or irregularity in any tender of outstanding notes. Moreover, neither we, the exchange agent nor any other person will incur any liability for failing to give notification of any defect or irregularity.

ACCEPTANCE OF OUTSTANDING NOTES FOR EXCHANGE; ISSUANCE OF EXCHANGE NOTES

         Upon the terms and subject to the conditions of the exchange offer, we will accept, promptly after the expiration date, all outstanding notes properly tendered and not withdrawn. We will issue the exchange notes promptly after acceptance of the outstanding notes. For purposes of the exchange offer, we will be deemed to have accepted properly tendered outstanding notes for exchange when, as and if we have given oral or written notice to the exchange agent, with prompt written confirmation of any oral notice.

         In all cases, issuance of exchange notes for outstanding notes will be made only after timely receipt by the exchange agent of:

         - certificates for the outstanding notes or a timely book-entry confirmation of the outstanding notes into the exchange agent's account at DTC;
         - a properly completed and duly executed letter of transmittal or an agent's message; and
         -        any other required documents.

         For each outstanding note accepted for exchange, the holder of the outstanding note will receive an exchange note having a principal amount equal to that of the surrendered outstanding note. Unaccepted or non-exchanged outstanding notes will be returned without expense to the tendering holder of the outstanding notes. Unaccepted or non-exchanged outstanding notes tendered by book-entry transfer will be credited to an account maintained with DTC as promptly as practicable after the expiration or termination of the exchange offer.

INTEREST PAYMENTS ON THE EXCHANGE NOTES

         The exchange notes will bear interest from the most recent date to which interest has been paid on the outstanding notes exchanged therefor or, if no interest has been paid on such outstanding notes, from April 4, 2003. Accordingly, registered holders of exchange notes on the relevant record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from the most recent date on which interest has been paid or, if no interest has been paid, from April 4, 2003. Outstanding notes accepted for exchange will cease to accrue interest from and after that date. Holders of outstanding notes whose outstanding notes are accepted for exchange will not receive any payment in respect of accrued interest on those outstanding notes.

WITHDRAWAL RIGHTS

         Tenders of outstanding notes may be withdrawn at any time prior to the expiration date of the exchange offer.

         For a withdrawal to be effective, the exchange agent must receive a written notice of withdrawal at the address or, in the case of eligible institutions, at the facsimile number, indicated under "--Exchange Agent" prior to the expiration date of the exchange offer. Any notice of withdrawal must:

         - specify the name of the person, which we refer to as the "depositor," having tendered the outstanding notes to be withdrawn;
         - identify the outstanding notes to be withdrawn, including the certificate number or numbers and principal amount of the outstanding notes;
         -        contain a statement that the holder is withdrawing its
                  election to have the outstanding notes exchanged;
         -        be signed by the holder in the same manner as the original signature on the letter of transmittal by which the
                  outstanding notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer to have the trustee with respect to the outstanding notes register the transfer of the outstanding notes in the name of the person withdrawing the tender; and
         - specify the name in which the outstanding notes are registered, if different from that of the depositor.

         If certificates for outstanding notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of those certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and signed notice of withdrawal with signatures guaranteed by an eligible institution, unless this holder is an eligible institution. If outstanding notes have been tendered in accordance with the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn outstanding notes and otherwise comply with DTC's procedures.

         Any outstanding notes properly withdrawn will be deemed not to have been validly tendered for exchange. Exchange notes will not be issued in exchange unless the outstanding notes so withdrawn are validly re-tendered. Properly withdrawn outstanding notes may be re-tendered by following the procedures described under "--Procedures for Tendering" above at any time on or prior to the expiration date.

         We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal, and our determination will be final and binding on all parties.

CONDITIONS TO THE EXCHANGE OFFER

         Notwithstanding any other provisions of the exchange offer, or any extension of the exchange offer, we will not be required to accept for exchange, or to exchange, any outstanding notes for any exchange notes, and, as described below, may terminate the exchange offer, whether or not any outstanding notes have been accepted for exchange, or may waive any of the conditions to or amend the exchange offer, if any of the following conditions has occurred or exists:

         - the exchange notes to be received will not be tradable by the holder without restriction under the Securities Act and the Exchange Act and without material restrictions under the securities or blue sky laws of substantially all of the states of the United States;
         - the exchange offer, or the making of an exchange by a holder of outstanding notes, violates any applicable law or any applicable interpretation of the staff of the SEC; or
         - any action or proceeding has been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer.

         In addition, we will not be obligated to accept for exchange outstanding notes of any holder that has not made to us:

         - the representations described under "Procedures for Tendering" and in the letter of transmittal; and
         - any other representations that may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to us an appropriate form for registration of the exchange notes under the Securities Act.

         If we determine in our sole discretion that any of the foregoing events or conditions has occurred or exists, we may, subject to applicable law, terminate the exchange offer, whether or not any outstanding notes have been accepted for exchange, or may waive either that condition or otherwise amend the terms of the exchange offer in any respect. See "--Expiration, Extension and Amendment" above.

EXCHANGE AGENT

         We have appointed Wells Fargo Bank Minnesota, National Association as the exchange agent for the exchange offer. Delivery of the letters of transmittal and any other required documents, and all questions and requests for assistance relating to the exchange offer, should be directed to the exchange agent as follows:

      By Registered or          By Regular Mail or                By Hand:                    By Facsimile
       Certified Mail:          Overnight Courier:                                      (Eligible Institutions
                                                                                                 only):
       Wells Fargo Bank                                        Wells Fargo Bank
          Minnesota,              Wells Fargo Bank                 Minnesota,
    National Association              Minnesota,             National Association            612-667-4927
       MAC #N9303-121            National Association          Corporate Trust        Attn: Specialized Finance
        Corporate Trust             MAC #N9303-121                Operations
         Operations                Corporate Trust                 12th Floor              Confirm by Telephone:
        P.O. Box 1517                 Operations               608 Second Avenue              800-344-5128
       Minneapolis, MN         6th & Marquette Avenues               South
         55480-1517             Minneapolis, MN 55479         Minneapolis, MN 55402


         Delivery of the letter of transmittal to an address other than as set forth above or transmission via facsimile other than as set forth above does not constitute a valid delivery of the letter of transmittal.

FEES AND EXPENSES

         The principal solicitation is being made by mail by Wells Fargo Bank Minnesota, National Association, as exchange agent; however, additional solicitations may be made by telegraph, facsimile transmission, telephone or in person by our officers and regular employees or those of our affiliates. We will pay the exchange agent customary fees for its services, reimburse the exchange agent for its reasonable out-of-pocket expenses incurred in connection with the provision of these services and pay other registration expenses, including fees and expenses of the trustee under the indenture relating to the exchange notes, filing fees, blue sky fees, accounting and legal fees and printing and distribution expenses.

TRANSFER TAXES

         Holders who tender their outstanding notes for exchange will not be obligated to pay any transfer taxes on the exchange. If, however, exchange notes are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the outstanding notes tendered, or if a transfer tax is imposed for any reason other than the exchange of outstanding notes in connection with the exchange offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of those taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of those transfer taxes will be billed directly to that tendering holder.

ACCOUNTING TREATMENT

         We will record the exchange notes in our accounting records at the same carrying value as the outstanding notes, which is the aggregate principal amount, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the exchange offer. We will record the expenses of the exchange offer as incurred.

REPURCHASE OF OUTSTANDING NOTES

         We may in the future seek to acquire untendered outstanding notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. However, we have no present plans to acquire any outstanding notes that are not tendered in the exchange offer.

                          DESCRIPTION OF EXCHANGE NOTES

         We will issue the exchange notes under the same indenture, dated as of May 4, 1998 between us and Norwest Bank Minnesota, National Association (now Wells Fargo Bank Minnesota, National Association), as trustee, under which the outstanding notes were issued. The following describes the general terms and provisions of the exchange notes. The following description of the exchange notes is not complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the indenture. We urge you to read the indenture because it, and not this description, defines your rights as a holder of the exchange notes. A copy of the indenture may be obtained from us upon request. In this "Description of Exchange Notes," unless indicated otherwise, all references to "Wilmington Trust Corporation," "we," "us" and "our" are only to Wilmington Trust Corporation and not to any of its subsidiaries.

GENERAL

         The exchange notes initially will be limited to $250 million in aggregate principal amount and will mature on April 15, 2013. The exchange notes will bear interest at the rate of 4.875% per annum from April 4, 2003, payable semiannually in arrears on April 15 and October 15 of each year, commencing October 15, 2003, to the persons in whose names the exchange notes are registered at the close of business on the preceding April 1 or October 1, as the case may be. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months. The exchange notes may not be redeemed prior to their stated maturity and will not be subject to any sinking fund.

         We may, from time to time, without notice to or the consent of the registered holders of the exchange notes, create and issue additional notes ranking pari passu with the exchange notes in all respects, or in all respects except for the payment of interest accruing prior to the issue date of the additional notes or except for the first payment of interest following the issue date of the additional notes. The additional notes may be consolidated and form a single series with the exchange notes and have the same terms as the exchange notes as to status, redemption or otherwise.

         The indenture does not limit the aggregate principal amount of notes which may be issued thereunder and provides that notes of any series may be issued thereunder up to the aggregate principal amount that we may authorize from time to time. In addition to the outstanding notes, we have previously issued and have outstanding $125 million in aggregate principal amount of 6.625% subordinated notes due 2008 under the indenture. Those notes will rank pari passu with the exchange notes offered hereby. Neither the indenture nor the exchange notes limits or otherwise restricts the amount of other indebtedness that may be incurred or the other securities that may be issued by us or any of our subsidiaries.

         Because we are a holding company, our rights and the rights of our creditors, including the holders of the exchange notes offered hereby, to participate in the distribution of the assets of any of our subsidiaries upon its liquidation or reorganization will be subject to the prior claims of those subsidiaries' creditors, except to the extent that we may ourselves be a creditor with recognized claims against such subsidiary.

DELIVERY AND FORM

         The exchange notes initially will be represented by a global note deposited with the Depository Trust Company, or DTC, and registered in the name of DTC's nominee, Cede & Co., or held in the custody of the trustee pursuant to an agreement between DTC and the trustee. The global note may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee of DTC to a successor depositary or any nominee of that successor.

         Interests in the exchange notes will be available for purchase in denominations of $1,000 and integral multiples thereof in book-entry form only. Unless and until certificated notes are issued under the limited circumstances described below, no beneficial owner of an exchange note will be entitled to receive a definitive certificate representing an exchange note. As long as DTC or any successor depositary or its nominee is the registered holder of the global note, DTC, the depositary or the nominee, as the case may be, will be considered to be the sole owner or holder of the exchange notes for all purposes of the indenture.

BOOK-ENTRY SYSTEM

         The following description of the operations and procedures of DTC is provided as a matter of convenience. Neither we nor the initial purchasers take any responsibility for these operations or procedures, which are solely within the control of DTC and are subject to change from time to time. The information in the section concerning DTC has been taken from sources that we believe to be reliable, but we take no responsibility for its accuracy. Investors are urged to contact DTC or its participants directly to discuss these matters.

         DTC will act as securities depository for the exchange notes. The exchange notes will be issued as one fully-registered certificate registered in the name of Cede & Co. (DTC's partnership nominee) or such other name as an authorized representative of DTC may request.

         DTC, the world's largest depository, is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds and provides asset servicing for over two million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments from over 85 countries that DTC's participants ("direct participants") deposit with DTC. DTC also facilitates the post-trade settlement among direct participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between direct participants' accounts. This eliminates the need for physical movement of securities certificates. Direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation ("DTCC"). DTCC, in turn, is owned by a number of direct participants of DTC and members of the National Securities Clearing Corporation, Government Securities Clearing Corporation, MBS Clearing Corporation and Emerging Markets Clearing Corporation ("NSCC," "GSCC," "MBSCC" and "EMCC," also subsidiaries of DTCC), as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others, such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly ("indirect participants"). DTC has Standard & Poor's highest rating: AAA. The DTC Rules applicable to its direct participants are on file with the Securities and Exchange Commission. More information about DTC can be found at www.dtcc.com.

         Purchases of exchange notes under the DTC system must be made by or through direct participants, which will receive a credit for the exchange notes on DTC's records. The ownership interest of each actual purchaser or beneficial owner of each exchange note is in turn to be recorded on the records of direct participants or indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchases. Beneficial owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct participant or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the exchange notes are to be accomplished by entries made on the books of direct participants and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in exchange notes, except in the event that use of the book-entry system for the exchange notes is discontinued.

         To facilitate subsequent transfers, all exchange notes deposited by direct participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of exchange notes with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the exchange notes; DTC's records reflect only the identity of the direct participants to whose accounts those exchange notes are credited, which may or may not be the beneficial owners. The direct participants and the indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

         Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial owners of exchange notes may wish to take certain steps to augment the transmission to them of notices of significant events with respect to the exchange notes such as redemptions, tenders, defaults, proposed amendments to the exchange note documents and the exchange offer. For example, beneficial owners of exchange notes may wish to ascertain that the nominee holding the exchange notes for their benefit has agreed to obtain and transmit notices to beneficial owners. In the alternative, beneficial owners may wish to provide their names and addresses to the registrar and request that copies of notices be provided directly to them.

         Neither DTC, Cede & Co. nor any other DTC nominee will consent or vote with respect to exchange notes unless authorized by a direct participant in accordance with DTC's procedures. Under its usual procedures, DTC would mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts exchange notes are credited on the record date as identified in a listing attached to the omnibus proxy.

         Redemption proceeds, distributions and dividend payments on the exchange notes will be made to Cede & Co. or another nominee as an authorized representative of DTC may request. DTC's practice is to credit direct participants' accounts upon DTC's receipt of funds and corresponding detail information from an agent or us on the payment date in accordance with their respective holdings shown on DTC's records. Payments by direct participants and indirect participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of those direct participants or indirect participants and not of DTC or its nominee, agent or us, subject to any statutory or regulatory requirements that may be in effect from time to time. Payment of redemption proceeds, distributions and dividend payments to Cede & Co. (or another nominee as an authorized representative of DTC may request) is the responsibility of the agent or us, disbursement of those payments to direct participants will be the responsibility of DTC and disbursement of those payments to the beneficial owners will be the responsibility of direct participants and indirect participants.

         DTC may discontinue providing its services as depository with respect to the exchange notes at any time by giving reasonable notice to the agent or us. Under these circumstances, if a successor depository is not obtained, note certificates are required to be printed and delivered.

         We may decide to discontinue use of the system of book-entry transfers through DTC or a successor securities depository. In that event, note certificates will be printed and delivered.

CONSOLIDATION, MERGER OR SALE OF ASSETS

         The indenture provides that we may, without the consent of the holders of any of the notes outstanding under the indenture, consolidate with, merge into or transfer our assets substantially as an entirety to any person or entity, provided that:

         - Any successor expressly assumes our obligations on the notes and under the indenture;
         - After giving effect to the transaction (and after the lapse of time or notice or both), no Default (as defined in the indenture) has happened and is continuing; and
         -        Certain other conditions under the indenture are met.

Accordingly, any such consolidation, merger or transfer of assets substantially as an entirety that meets the conditions described above would not create any Default which would entitle holders of the exchange notes, or the trustee on their behalf, to take any of the actions described below under "-- Events of Default, Defaults, Waivers, Etc."

         The indenture and the exchange notes do not contain provisions that would protect holders of the exchange notes in the event of a highly leveraged or other transaction involving us which could adversely affect the holders of the exchange notes.

MODIFICATION OF THE INDENTURE; WAIVER OF COVENANTS

         The indenture provides that, with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding notes of each affected series, additions or changes to the indenture may be made that modify the rights of the holders of those notes; provided that no such addition or change may be made without the consent of the holder of each note so affected that would:

         - Change the maturity of the principal of, or of any installment of interest or any premium on, any note issued pursuant to the indenture;
         - Reduce the principal amount of or any premium on or the minimum rate of interest on any note issued pursuant to the indenture;
         - Reduce the amount of principal of an original issue discount note that would be due and payable upon acceleration of the maturity of any note issued pursuant to the indenture;
         - Change the method of calculating interest or the currency of payment of principal or interest or any premium if any on any note issued pursuant to the indenture;
         - Impair the right to institute suit for the enforcement of any payment on or with respect to any note issued pursuant to the indenture; or
         - Reduce the percentage in principal amount of outstanding notes required to modify, alter or waive certain results under the indenture.

SUBORDINATION

         The exchange notes will be unsecured and subordinated and junior in right of payment to our obligations to the holders of senior indebtedness (as defined below) and our general obligations (as defined below). At March 31, 2003, we had $36,427,165 of general obligations (including $927,165 of deferred directors' fees) and no senior indebtedness outstanding. The indenture does not prohibit or limit the incurrence of senior indebtedness or general obligations, including senior indebtedness or general obligations with respect to our subsidiaries.

         It is our intent that the exchange notes will be treated as capital in calculating regulatory capital ratios. The FRB has issued interpretations of its capital regulations generally providing, among other things, that subordinated debt of bank holding companies is includable in capital in calculating regulatory capital ratios only if the subordination of the debt meets certain criteria and the debt may be accelerated only for bankruptcy, insolvency and similar matters. The indenture contains subordination and acceleration provisions for the exchange notes that are intended to be consistent with the FRB's interpretations.

         If any distribution of our assets occurs upon any dissolution, winding up, liquidation or reorganization, any holders of senior indebtedness will be entitled to receive payment in full of all amounts due or to become due before the holders of any of the notes will be entitled to receive any payment in respect of the principal of, premium, if any, or interest on any of the notes. If, after any such payment or distribution of assets there remain, after giving effect to the subordination provisions in favor of the holders of senior indebtedness, any amounts of cash, property or securities available for payment or distribution in respect of any of the notes and if, at that time, any creditors in respect of general obligations have not received payment in full of all amounts due or to become due on or in respect of those general obligations, then those excess proceeds will first be applied to pay or provide for the payment in full of those general obligations before any payment or distribution may be made in respect of any of the notes.

         In addition, no payment may be made of the principal of, premium, if any, or interest on the notes, or in respect of any redemption, retirement, purchase or other acquisition of any of the notes, at any time when:

         - There is a default in the payment of the principal of, premium, if any, or interest on any senior indebtedness; or
         - Any event of default with respect to any senior indebtedness has occurred and is continuing, or would occur as a result of that payment on the notes or any redemption, retirement, purchase or other acquisition of any of the notes, permitting the holders of that senior indebtedness to accelerate the maturity thereof.

Except as described above, our obligation to make payment of the principal of, premium, if any, or interest on the exchange notes will not be affected.

         Subject to payment in full of all senior indebtedness, the holders of the exchange notes will be subrogated to the rights of the holders of senior indebtedness to receive payments or distributions of cash, property or securities of us applicable to senior indebtedness. Subject to payment in full of all general obligations, the holders of the exchange notes will be subrogated to the rights of the creditors in respect of general obligations to receive payments or distributions of cash, property or securities applicable to general obligations.

         "Senior indebtedness" means the principal of, premium, if any, and interest on:

         - All of our indebtedness for money borrowed, other than the exchange notes and any other notes issued under the indenture, whether outstanding on the date of execution of the indenture or created, assumed or incurred thereafter, except that indebtedness as by its terms is expressly stated to be not superior in right of payment to the notes issued under the indenture, or to rank pari passu with the notes issued under the indenture; and
         - Any deferrals, renewals or extensions of any such senior indebtedness.

The term "indebtedness for money borrowed" includes, without limitation, any obligation of, or any obligation guaranteed by, us for the repayment of borrowed money, whether or not evidenced by bonds, debentures, notes or other written instruments, and any deferred obligation for the payment of the purchase price of property or assets. There is no limitation on our issuance of senior indebtedness.

         "General obligations" is defined in the indenture to mean all of our obligations to make payments on account of claims in respect of derivative products such as interest and foreign exchange rate contracts, commodity contracts and similar arrangements, other than:

         -        Obligations on account of senior indebtedness;
         - Obligations on account of indebtedness for money borrowed ranking pari passu with or subordinate to the exchange notes; and
         - Obligations which by their terms are expressly stated not to be superior in right of payment to the notes or to rank pari passu with the exchange notes.

The indenture also provides that, if any rule, guideline or interpretation promulgated or issued by the FRB (or other competent regulatory agency or authority), as from time to time in effect, establishes or specifies criteria for the inclusion in regulatory capital of subordinated debt of a bank holding company requiring that such subordinated debt be subordinated to obligations to creditors in addition to those set forth above, then the term "general obligations" also will include such additional obligations to creditors in effect from time to time pursuant to those rules, guidelines or interpretations. Under current FRB interpretations, subordinated debt qualifying as regulatory capital must be subordinated in right of payment to the claims of the issuer's general creditors and thus, under current FRB regulations, the notes are subordinated in right of payment to the claims of our general creditors. For purposes of the definition of "general obligations," the term "claim" will have the meaning assigned to it in Section 101(5) of the Bankruptcy Code of 1978, as amended to the date of the indenture.

LIMITED RIGHT OF ACCELERATION

         Payment of principal of the exchange notes may be accelerated only in case of our bankruptcy, insolvency or reorganization. There is no right of acceleration in the case of a default in the payment of principal of, premium, if any, or interest on the exchange notes or the performance of any other covenant of ours in the indenture or in the exchange notes.

         EVENTS OF DEFAULT, DEFAULTS, WAIVERS, ETC.

         An "Event of Default" with respect to the exchange notes is defined in the indenture as certain events involving our bankruptcy, insolvency or reorganization. A "Default" with respect to the exchange notes is defined in the indenture as:

         -        An Event of Default with respect to the exchange notes;
         - Default in the payment when due of the principal of or premium, if any, on any exchange note;
         - Default in the payment when due of interest upon any exchange note and the continuance of that default for 30 days;

         - Default in the observance or performance of any other covenant or agreement in the indenture with respect to the exchange notes and the continuance of that default for 90 days after written notice; or
         -        Any other default provided with respect to the exchange notes.

         If an Event of Default with respect to the exchange notes occurs and is continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of the exchange notes may declare the principal amount of all of the exchange notes to be due and payable immediately. If a Default occurs and is continuing, the trustee may, in its discretion, or at the written request of holders of not less than a majority in aggregate principal amount of the exchange notes and upon reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with that request and subject to certain other conditions set forth in the indenture, proceed to protect its rights and the rights of the holders of all of the exchange notes. The holders of a majority in aggregate principal amount of the exchange notes may waive an Event of Default or Default, except a default not theretofore cured in payment of the principal of, premium, if any, or interest on any exchange note or in respect of a covenant or provision in the indenture which cannot be modified or amended without the consent of the holders of all of the exchange notes.

         The indenture also provides that, notwithstanding any other provision of the indenture, the holder of any exchange note will have the right to institute suit to enforce any payment of principal of, premium, if any, or interest on that exchange note expressed in that exchange note, and that such right will not be impaired without the consent of that holder.

         We are required to file with the trustee annually a written statement of certain of our officers as to the existence or non-existence of defaults under the indenture or the exchange notes.

REGARDING THE TRUSTEE

         We have agreed to indemnify the trustee for, and to hold it harmless against, any loss, liability or expense incurred without negligence or bad faith on its part, arising out of or in connection with the acceptance or administration of its duties under the indenture, including the costs and expenses of defending itself against any claim or liability in connection with the exercise or performance of any of its powers or duties thereunder. We have other business relationships with the trustee.

                               REGISTRATION RIGHTS

         We have entered into a registration rights agreement with the initial purchasers of the outstanding notes, for your benefit, in which we agreed to conduct a registered exchange offer, subject to the terms and conditions of the registration rights agreement. The exchange offer generally will permit holders of outstanding notes to exchange their outstanding notes for a new issue of notes, which we refer to as the "exchange notes," that are identical in all material respects to the outstanding notes, except that the exchange notes will not contain terms relating to transfer restrictions, registration rights or interest rate increases.

         This summary of certain provisions of the registration rights agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the registration rights agreement, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part.

EXCHANGE OFFER

         Pursuant to the registration rights agreement, we have agreed that we will, at our cost:

         - Not later than 120 days after the date of original issuance of the outstanding notes (or if that day is not a business day, the first business day thereafter), file with the SEC a registration statement, which we refer to as the "exchange offer registration statement," with respect to a registered offer to exchange the outstanding notes for the exchange notes; and
         - Use our reasonable best efforts to cause the exchange offer registration statement to be declared effective under the Securities Act not later than 210 days after the date of original issuance of the outstanding notes (or if that day is not a business day, the first business day thereafter) and to complete the exchange offer within 45 days after such effectiveness (or if that day is not a business day, the first business day thereafter).

         Upon the effectiveness of the exchange offer registration statement, we will offer the exchange notes in exchange for surrender of the outstanding notes. We will keep the exchange offer open for not less than 20 business days after the date notice of the exchange offer is mailed to the holders of the outstanding notes (or longer if applicable law requires). For each outstanding note surrendered to us in the exchange offer, the holder of that outstanding note will receive an exchange note having a principal amount equal to that of the surrendered outstanding note. Interest on each exchange note will accrue from the last interest payment date on which interest was paid on the outstanding note surrendered in exchange therefor or, if no interest has been paid on that outstanding note, from the date of its original issue.

         Under existing SEC interpretations, the exchange notes would be freely transferable by holders of the outstanding notes other than affiliates of us after the exchange offer without further registration under the Securities Act, if the holder of the exchange notes makes the representations described below. Any broker-dealer receiving exchange notes in the exchange offer, however, will have a prospectus delivery requirement with respect to resales of the exchange notes. The SEC has taken the position that any such participating broker-dealer may fulfill its prospectus delivery requirement with respect to exchange notes (other than a resale of an unsold allotment from the original sale of the outstanding notes) with the prospectus contained in the exchange offer registration statement. Under the registration rights agreement, we are required, subject to the terms of that agreement, to allow participating broker-dealers and other persons, if any, with similar prospectus delivery requirements to use the prospectus contained in the exchange offer registration statement in connection with the resale of those exchange notes. A participating broker-dealer that delivers such a prospectus to purchasers in connection with those resales will be subject to certain civil liability provisions under the Securities Act and will be bound by the provisions of the registration rights agreement (including certain indemnification rights and obligations therein).

         A holder of outstanding notes that wishes to exchange them for exchange notes in the exchange offer will be required to represent that:

         - Any exchange notes it receives will be acquired in the ordinary course of its business;
         - At the time of the exchange offer's commencement, it has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes;
         - It is not an "affiliate" of us, as defined in Rule 405 of the Securities Act, or, if it is an affiliate, it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable; and

         - It is not engaged in, and does not intend to engage in, the distribution of the exchange notes.

         If the holder is a broker-dealer that will receive exchange notes for its own account in exchange for outstanding notes that were acquired as a result of market-making activities or other trading activities, it will be required to acknowledge that it will deliver a prospectus in connection with any resale of these exchange notes.

SHELF REGISTRATION

         If:

         - Applicable interpretations of the SEC's staff subsequent to the issuance of the outstanding notes do not permit us to effect the exchange offer as contemplated by the registration rights agreement;
         - For any other reason the exchange offer registration statement is not declared effective within 210 days after the date of the original issuance of the outstanding notes (or if that day is not a business day, the first business day thereafter), or the exchange offer is not consummated within 45 days after the exchange offer registration statement becomes effective;
         - Any initial purchaser so requests with respect to outstanding notes not eligible to be exchanged for exchange notes in the exchange offer and that are held by it following consummation of the exchange offer, or with respect to any exchange notes constituting part of an unsold allotment that are not freely tradable after such exchange; or
         - Any holder of outstanding notes (other than an initial purchaser) is not eligible to participate in the exchange offer or does not receive freely tradable exchange notes in the exchange offer other than because that holder is an affiliate of us;

         we will, at our cost:

         - As promptly as reasonably practicable (but not later than 45 days after required or requested as provided above), file a shelf registration statement covering resales of the outstanding notes or the exchange notes, as the case may be;
         - Use our reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act as promptly as reasonably practicable; and
         - Use our reasonable best efforts to keep the shelf registration statement continuously effective until two years after its effective date or such shorter period that will terminate when all of the outstanding notes or exchange notes, as applicable, covered by the shelf registration statement have been sold thereunder, have become freely tradable under the Securities Act or have otherwise ceased to be eligible for registration under the registration rights agreement.

         If a shelf registration statement is filed, we will, among other things, provide each holder for which that shelf registration statement was filed copies of the prospectus that is a part of the shelf registration statement, notify each such holder when the shelf registration statement has become effective and take certain other actions as are required to permit unrestricted resales of the outstanding notes or the exchange notes, as the case may be.

         A holder selling such outstanding notes or exchange notes pursuant to the shelf registration statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain civil liability provisions under the

Securities Act in connection with those sales and will be bound by the provisions of the registration rights agreement that are applicable to that holder (including certain indemnification obligations).

ADDITIONAL INTEREST

         If a registration default (as defined below) occurs, additional interest at a rate of 0.25% per annum will accrue on the principal amount of the applicable outstanding notes and exchange notes (in addition to the stated interest on those outstanding notes and exchange notes) from and including the date on which any such registration default occurs to but excluding the date on which all registration defaults have been cured.

         A "registration default" would occur if:

         - On or prior to the 120th day following the date of original issuance of the outstanding notes (or if that day is not a business day, the first business day thereafter), neither the exchange offer registration statement nor the shelf registration statement has been filed with the SEC;
         - On or prior to the 210th day following the date of original issuance of the outstanding notes (or if that day is not a business day, the first business day thereafter), neither the exchange offer registration statement nor the shelf registration statement has been declared effective;
         - On or prior to the 45th day following effectiveness of the exchange offer registration statement, the exchange offer has not been consummated (provided no shelf registration statement is required or requested to be filed); or
         - After either the exchange offer registration statement or the shelf registration statement has been declared effective, that registration statement thereafter ceases to be effective or usable in connection with resales of outstanding notes or exchange notes in accordance with and during the periods specified in the registration rights agreement, except as a result of our right to suspend use of that registration statement in accordance with the terms of the registration rights agreement.

         CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. HOLDERS

         The following summary describes certain United States federal income tax consequences resulting from the exchange of the outstanding notes for exchange notes pursuant to the exchange offer and the ownership and disposition of the exchange notes. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), administrative pronouncements, judicial decisions and existing and proposed Treasury regulations, and interpretations of the foregoing, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described below, possibly with retroactive effect. This summary discusses only notes held as capital assets within the meaning of
Section 1221 of the Code. This summary does not deal with holders that may be subject to special tax rules (including, but not limited to, insurance companies, tax exempt organizations, financial institutions, retirement plans, regulated investment companies, dealers in securities or currencies, traders in securities who elect to apply the mark-to-market method of accounting, partnerships and other entities treated as pass-through for federal income tax purposes, expatriates, foreign persons, holders whose functional currency is not the United States dollar, and holders of the notes held as part of a "straddle," "hedge," "constructive sale" or "conversion transaction" for federal income tax purposes, or as part of an integrated investment). THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND DOES NOT ADDRESS ALL ASPECTS OF UNITED STATES FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO HOLDERS OF OUTSTANDING NOTES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AND IT DOES NOT ADDRESS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION. HOLDERS OF OUTSTANDING NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE APPLICATION OF UNITED STATES FEDERAL TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION.

EXCHANGE OFFER

         The exchange of an outstanding note for an exchange note pursuant to the exchange offer will not constitute a "significant modification" of the outstanding note for federal income tax purposes. Accordingly, the exchange will be disregarded and the exchange note received will be treated as a continuation of the outstanding note in the hands of each holder of an exchange note. As a result, there will be no federal income tax consequences to a holder who exchanges an outstanding note for an exchange note pursuant to the exchange offer. Each holder will have the same adjusted tax basis and holding period in the exchange note as that holder had in the outstanding note immediately before the exchange. Although the exchange of an outstanding note for an exchange note will not create additional "market discount" or "amortizable premium," to the extent that a holder acquired an outstanding note at a market discount or with amortizable premium, that discount or premium would generally carry over to the exchange note received in exchange for the outstanding note. See the discussions below of the market discount and amortizable premium rules applicable to subsequent purchasers of the exchange notes, which would generally also be relevant to purchasers of outstanding notes subsequent to their original issue.

PAYMENTS ON THE EXCHANGE NOTES

         Payments received by holders on exchange notes will be accorded the same tax treatment pursuant to the Code as payments received on other taxable debt instruments. Except for exchange notes that were acquired with market discount or at a premium (as discussed below), interest paid or accrued on an exchange note will be treated as ordinary income to the holder, and a principal payment on an exchange note will be treated as a return of capital. Interest paid to holders who report their income on the cash receipts and disbursements method should be taxable to them when received. Interest earned by holders who report their income on the accrual method will be taxable when accrued, regardless of when it is actually received.

MARKET DISCOUNT

         A subsequent purchaser of an exchange note at a discount from its outstanding principal amount will acquire the note with market discount. The purchaser generally will be required to recognize the market discount as ordinary income as provided below.

         An exchange note will not be considered to have market discount if the amount of the market discount is de minimis (i.e., less than the product of: (i) 0.25% of the remaining principal amount, multiplied by (ii) the number of complete years to maturity remaining after the date of purchase). Regardless of whether the subsequent purchaser of an exchange note with more than a de minimis amount of market discount is a cash-basis or accrual-basis taxpayer, market discount generally will be taken into income as principal payments are received in an amount equal to the lesser of (a) the amount of the principal payment received and (b) the amount of market discount that has "accrued" but that has not yet been included in income.

         Elections. Market discount generally accrues ratably (in equal amounts) on a daily basis from the day following the date of purchase to maturity, although the purchaser of an exchange note may elect to accrue market discount on the note pursuant to the constant yield method. The purchaser of an exchange note with market discount also may separately make an election, which applies to all market discount instruments held or acquired by the purchaser in the taxable year of election or afterwards, to recognize market discount currently as it accrues.

         Sale or Exchange of an Exchange Note with Market Discount. A holder who has acquired an exchange note with market discount generally will be required to treat a portion of any gain on a sale or exchange of the note as ordinary income to the extent of the market discount accrued to the date of disposition, less any accrued market discount previously reported as ordinary income. Moreover, the holder generally must defer interest deductions attributable to any indebtedness incurred or continued to purchase or carry the exchange note to the extent they exceed income on the note. Any deferred interest expense is, in general, allowed as a deduction no later than the year in which the related market discount income is recognized. If a holder makes the election to recognize market discount currently as it accrues, the interest deferral rule will not apply.

         As Treasury Regulations implementing the market discount rules have not yet been issued, and uncertainty exists with respect to many aspects of those rules, it is suggested that prospective investors consult their own tax advisors regarding the application of the market discount rules to the exchange notes.

AMORTIZABLE PREMIUM

         A subsequent purchaser of an exchange note at a premium over its outstanding principal amount will acquire the note with amortizable premium. That holder may elect to amortize the premium on the constant yield method (in amounts increasing over time). Pursuant to Treasury Regulations, a holder of an exchange note amortizes premium by offsetting the interest income allocable to an accrual period with the premium allocable to that period.

GAIN OR LOSS ON DISPOSITION

         If an exchange note is sold, the holder will recognize gain or loss equal to the difference between the amount realized on the sale (not including amounts attributable to accrued but unpaid interest, which will be taxable as ordinary income) and the holder's adjusted basis in the note. The adjusted basis of an exchange note will equal the cost of the note to the holder, increased by any market discount previously included in the holder's gross income with respect to the note and reduced by the portion of the basis of the note allocable to payments on the note previously received by the holder and by any previously amortized premium. Similarly, a holder who receives a scheduled or prepaid principal payment with respect to an exchange note will recognize gain or loss equal to the difference between the amount of the payment and the allocable portion of the holder's adjusted basis in the note. Except to the extent that the market discount rules apply, any gain or loss on the sale or other disposition of an exchange note generally will be capital gain or loss. This gain or loss will be long-term capital gain or loss if the note is held as a capital asset for the applicable long-term holding period. Certain limitations may apply to the holder's use of capital losses.

INFORMATION REPORTING AND BACKUP WITHHOLDING

         For each calendar year in which the exchange notes are outstanding, we, our agents or paying agents or a broker may be required to provide the IRS with certain information, including the holder's name, address and taxpayer identification number, the aggregate amount of principal and interest paid to that holder during the calendar year and the amount of tax withheld, if any. This obligation, however, does not apply with respect to certain holders including corporations, tax-exempt organizations, qualified pension and profit sharing trusts and individual retirement accounts.

         If a holder subject to the reporting requirements described above fails to supply its correct taxpayer identification number in the manner required by applicable law or underreports its tax liability, we, our agents or paying agents or a broker may be required to "backup" withhold at a rate currently equal to 28% on each payment of interest and principal and sales proceeds on the exchange notes.

         Backup withholding is not an additional tax; any amounts so withheld may be credited against the United States federal income tax liability of the holder or refunded if the amounts withheld exceed such liability, provided that the required information is furnished to the IRS. The information reporting requirements may apply regardless of whether withholding is required.

         THE FOREGOING SUMMARY DOES NOT DISCUSS ALL ASPECTS OF UNITED STATES FEDERAL TAXATION THAT MAY BE RELEVANT TO A PARTICULAR HOLDER IN LIGHT OF HIS, HER OR ITS PARTICULAR CIRCUMSTANCES AND TAX SITUATION. EACH HOLDER SHOULD CONSULT HIS, HER OR ITS TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO HIM, HER OR IT OF THE EXCHANGE OFFER AND THE OWNERSHIP AND DISPOSITION OF THE EXCHANGE NOTES, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS OR SUBSEQUENT VERSIONS THEREOF.

                              PLAN OF DISTRIBUTION

         Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date of the exchange offer and ending on the close of business 210 days after that expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

         We will not receive any proceeds from any sale of exchange notes by brokers-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of those methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of those exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit resulting from any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

         For a period of 210 days after the expiration date of the exchange offer, we will as promptly as practicable send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests those documents in the letter of transmittal. Notwithstanding the foregoing, we are entitled under the registration rights agreement to suspend the use of this prospectus by any broker-dealer under specified circumstances, in which case the period referred to above will be extended by a number of days equal to the period of suspension.

         We have agreed to pay expenses incident to the exchange offer other than commissions or concessions of any brokers or dealers, and that we will indemnify the holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

                                  LEGAL MATTERS

         The validity of the exchange notes offered hereby will be passed upon for us by Gerard A. Chamberlain, Esquire. Mr. Chamberlain is an employee of Wilmington Trust Company and owns stock and options to purchase stock of Wilmington Trust Corporation. Certain other legal matters will be passed upon for us by Ballard Spahr Andrews & Ingersoll, LLP, special United States tax counsel to Wilmington Trust Corporation for this offering.

                                     EXPERTS

         Our consolidated financial statements as of December 31, 2002 and 2001, and for each of the years then ended, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The aforementioned audit report of KPMG LLP includes an explanatory paragraph referring to the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets, in 2002 and SFAS No. 133, Accounting for Derivative Investments and Hedging Activities, in 2001.

         Our consolidated financial statements for the year ended December 31, 2000 have been incorporated by reference herein in reliance upon the report of Ernst & Young LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.


                       WHERE YOU CAN FIND MORE INFORMATION

         We are subject to the informational requirements of the Securities Exchange Act of 1934. We are required to file annual, quarterly and current reports and other information with the SEC. You may read and copy any of the reports, statements and other information that we file with the SEC at the public reference room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the public reference room. Our filings also are available to the public from commercial document retrieval services and at the web site maintained by the SEC at www.sec.gov. In addition, our Forms 10-K, 10-Q and 8-K are posted on our website at www.wilmingtontrust.com. Our common stock is listed and traded on the New York Stock Exchange under the trading symbol "WL." You also may inspect the information that we file with the SEC at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                           INCORPORATION BY REFERENCE

         Rather than include in this prospectus some of the information we include in reports we file with the SEC, we are incorporating that information by reference, which means that we are disclosing important information to you by referring to those publicly filed documents that contain the information. The information incorporated by reference is considered part of this prospectus, and information that we file later with the SEC will automatically update and supersede certain information in this prospectus. Accordingly, we incorporate by reference our Annual Report on Form 10-K for the fiscal year ended December 31, 2002 (which we filed with the SEC on March 27, 2003), our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 (which we filed with the SEC on May 15, 2003) and our Current Reports on Form 8-K filed on April 3, 2003 and April 17, 2003.


         On July 17, 2003, we issued a press release with respect to the results of our operations for the quarter ended June 30, 2003. A copy of the press release was furnished to the SEC in a Current Report on Form 8-K filed on July 17, 2003. The information furnished to the SEC in the Form 8-K is not incorporated by reference herein.



         In addition, all reports and other documents we subsequently file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus will be deemed to be incorporated by reference in this prospectus and to be part of it from the date of the filing of those reports and documents. Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in any subsequently filed document that is or is deemed to be incorporated by reference herein modifies or supersedes that statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this propsectus.

         We will provide without charge to each person to whom this prospectus is delivered, upon request of that person, a copy of any or all documents that are incorporated in this prospectus by reference, other than exhibits to those documents unless those exhibits are specifically incorporated by reference in the document this prospectus incorporates. You should direct those requests to Wilmington Trust Corporation, Rodney Square North, 1100 North Market Street, Wilmington, Delaware 19890-0001, Attention: Gerard A. Chamberlain, (302) 651-1268, e-mail: gchamberlain@wilmingtontrust.com.

================================================================================






                            [WILMINGTON TRUST LOGO]

                   $250,000,000 AGGREGATE PRINCIPAL AMOUNT OF

                       4.875% SUBORDINATED NOTES DUE 2013



                                OFFER TO EXCHANGE



                                 August 1, 2003






================================================================================